UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

This current report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-4 of Grupo Televisa, S.A.B. (File No. 333-164595) filed on January 29, 2010.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 02	YEAR: 2010
GRUPO TELEVISA, S.A.B.

BALANCE SHEETS
AS OF JUNE 30, 2010 AND 2009
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s01	TOTAL ASSETS	122,961,469	100	111,820,954	100

s02	CURRENT ASSETS	62,633,990	51	58,044,140	52
s03	CASH AND AVAILABLE INVESTMENTS	33,109,960	27	29,820,824	27
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	12,550,223	10	11,760,861	11
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	4,481,898	4	4,284,973	4
s06	INVENTORIES	5,758,711	5	5,352,671	5
s07	OTHER CURRENT ASSETS	6,733,198	5	6,824,811	6
s08	LONG-TERM ASSETS	6,275,224	5	3,840,482	3
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENTS IN SHARES OF NON-CONSOLIDATED
	SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	1,989,595	2	2,484,755	2
s11	OTHER INVESTMENTS	4,285,629	3	1,355,727	1
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	36,600,407	30	30,371,135	27
s13	LAND AND BUILDINGS	17,060,086	14	16,744,766	15
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	44,201,277	36	37,023,363	33
s15	OTHER EQUIPMENT	6,583,173	5	4,681,870	4
s16	ACCUMULATED DEPRECIATION	33,720,621	27	29,322,832	26
s17	CONSTRUCTION IN PROGRESS	2,476,492	2	1,243,968	1
s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	10,875,357	9	11,324,325	10
s19	OTHER ASSETS	6,576,491	5	8,240,872	7

s20	TOTAL LIABILITIES	76,108,185	100	65,682,421	100

s21	CURRENT LIABILITIES	15,245,071	20	10,301,055	16
s22	SUPPLIERS	8,823,872	12	6,038,995	9
s23	BANK LOANS	900,000	1	533,586	1
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	284,138	0	148,772	0
s25	TAXES PAYABLE	783,397	1	600,542	1
s26	OTHER CURRENT LIABILITIES WITHOUT COST	4,453,664	6	2,979,160	5
s27	LONG-TERM LIABILITIES	41,959,338	55	35,906,146	55
s28	BANK LOANS	8,039,965	11	8,623,263	13
s29	STOCK MARKET LOANS	33,420,240	44	26,195,450	40
s30	OTHER LOANS WITH COST	499,133	1	1,087,433	2
s31	DEFERRED LIABILITIES	14,146,723	19	13,206,197	20
s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	4,757,053	6	6,269,023	10

s33	STOCKHOLDERS' EQUITY	46,853,284	100	46,138,533	100

s34	NONCONTROLLING INTEREST	6,411,175	14	6,653,025	14
s35	CONTROLLING INTEREST	40,442,109	86	39,485,508	86
s36	CONTRIBUTED CAPITAL	14,567,803	31	14,567,803	32
s79	CAPITAL STOCK	10,019,859	21	10,019,859	22
s39	PREMIUM ON ISSUANCE OF SHARES	4,547,944	10	4,547,944	10
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	25,874,306	55	24,917,705	54
s42	RETAINED EARNINGS AND CAPITAL RESERVES	30,600,189	65	29,035,438	63
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	648,436	1	379,902	1
s80	SHARES REPURCHASED	(5,374,319)	(11)	(4,497,635)	(10)

BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s03	CASH AND SHORT-TERM INVESTMENTS	33,109,960	100	29,820,824	100
s46	CASH	33,109,960	100	29,820,824	100
s47	AVAILABLE INVESTMENTS	0	0	0	0

s07	OTHER CURRENT ASSETS	6,733,198	100	6,824,811	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	12,691	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	6,733,198	100	6,812,120	100

s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	10,875,357	100	11,324,325	100
s48	DEFERRED EXPENSES (NET)	7,741,195	71	5,105,849	45
s49	GOODWILL	3,134,162	29	6,218,476	55
s51	OTHER	0	0	0	0

s19	OTHER ASSETS	6,576,491	100	8,240,872	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	923,896	14	1,543,621	19
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	5,652,595	86	6,697,251	81

s21	CURRENT LIABILITIES	15,245,071	100	10,301,055	100
s52	FOREIGN CURRENCY LIABILITIES	6,792,472	45	4,705,300	46
s53	MEXICAN PESOS LIABILITIES	8,452,599	55	5,595,755	54

s26	OTHER CURRENT LIABILITIES WITHOUT COST	4,453,664	100	2,979,160	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	53,067	1	0	0
s89	ACCRUED INTEREST	717,275	16	415,392	14
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	3,275,319	74	2,164,611	73
s105	BENEFITS TO EMPLOYEES	408,003	9	399,157	13

s27	LONG-TERM LIABILITIES	41,959,338	100	35,906,146	100
s59	FOREIGN CURRENCY LIABILITIES	32,883,140	78	26,406,146	74
s60	MEXICAN PESOS LIABILITIES	9,076,198	22	9,500,000	26

s31	DEFERRED LIABILITIES	14,146,723	100	13,206,197	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	14,146,723	100	13,206,197	100

s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	4,757,053	100	6,269,023	100
s66	DEFERRED TAXES	1,510,878	32	2,233,633	36
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	418,439	9	393,884	6
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	2,827,736	59	3,641,506	58

s79	CAPITAL STOCK	10,019,859	100	10,019,859	100
s37	CAPITAL STOCK (NOMINAL)	2,368,792	24	2,368,792	24
s38	RESTATEMENT OF CAPITAL STOCK	7,651,067	76	7,651,067	76

s42	RETAINED EARNINGS AND CAPITAL RESERVES	30,600,189	100	29,035,438	100
s93	LEGAL RESERVE	2,135,423	7	2,135,423	7
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	25,601,085	84	24,095,063	83
s45	NET INCOME FOR THE YEAR	2,863,681	9	2,804,952	10

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	648,436	100	379,902	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	(1,381,787)	(213)	(1,168,851)	(308)
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	(113,830)	(18)	(56,411)	(15)
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHER	2,144,053	331	1,605,164	423

BALANCE SHEETS
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
S		Amount	Amount

s72	WORKING CAPITAL	47,388,919	47,743,085
s73	PENSIONS AND SENIORITY PREMIUMS	1,629,336	1,529,280
s74	EXECUTIVES (*)	40	39
s75	EMPLOYEES (*)	24,320	22,398
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	326,839,962,306	329,605,039,335
s78	REPURCHASED SHARES (*)	19,701,863,025	16,936,785,996
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON-CONSOLIDATED COMPANIES	837,585	1,553,863

(*) THESE CONCEPTS ARE STATED IN UNITS.

STATEMENTS OF INCOME
FROM JANUARY 1 TO JUNE 30, 2010 AND 2009
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	26,594,754	100	24,039,310	100
r02	COST OF SALES	14,502,751	55	12,930,728	54
r03	GROSS PROFIT	12,092,003	45	11,108,582	46
r04	GENERAL EXPENSES	5,331,677	20	4,242,580	18
r05	OPERATING INCOME (LOSS)	6,760,326	25	6,866,002	29
r08	OTHER INCOME AND (EXPENSE), NET	(219,786)	0	(295,387)	(1)
r06	INTEGRAL RESULT OF FINANCING	(1,674,217)	(6)	(1,539,716)	(6)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	(67,540)	(0)	(448,665)	(2)
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	4,798,783	18	4,582,234	18
r10	INCOME TAXES	1,459,897	5	1,333,188	6
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	3,338,886	13	3,249,046	13
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	CONSOLIDATED NET INCOME	3,338,886	13	3,249,046	13
r19	NON-CONTROLLING INTEREST NET INCOME	475,205	2	444,094	2
r20	CONTROLLING INTEREST NET INCOME	2,863,681	11	2,804,952	11

STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	26,594,754	100	24,039,310	100
r21	DOMESTIC	23,131,699	87	20,192,961	84
r22	FOREIGN	3,463,055	13	3,846,349	16
r23	TRANSLATED INTO DOLLARS (***)	273,508	1	291,954	1

r08	OTHER INCOME AND (EXPENSE), NET	(219,786)	100	(295,387)	100
r49	OTHER INCOME AND (EXPENSE), NET	(212,882)	97	(291,127)	99
r34	EMPLOYEES' PROFIT SHARING, CURRENT	6,180	(3)	6,091	(2)
r35	EMPLOYEES' PROFIT SHARING, DEFERRED	724	(0)	(1,831)	1

r06	INTEGRAL RESULT OF FINANCING	(1,674,217)	100	(1,539,716)	100
r24	INTEREST EXPENSE	1,769,550	(106)	1,618,077	(105)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	558,228	(33)	607,974	(39)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	(462,895)	28	(529,613)	34
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	INCOME TAXES	1,459,897	100	1,333,188	100
r32	INCOME TAX, CURRENT	1,343,659	92	1,279,520	96
r33	INCOME TAX, DEFERRED	116,238	8	53,668	4

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER.

STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
R		Amount	Amount

r36	TOTAL SALES	32,863,822	30,495,421
r37	TAX RESULT FOR THE YEAR	5,563,331	6,218,925
r38	NET SALES (**)	54,907,945	50,969,914
r39	OPERATING INCOME (**)	15,051,192	15,600,924
r40	CONTROLLING INTEREST NET INCOME (**)	6,065,872	7,714,328
r41	NET CONSOLIDATED INCOME (**)	6,672,537	8,490,566
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	3,003,486	2,362,234

(**)  RESTATED INFORMATION FOR THE LAST TWELVE MONTHS.

QUARTERLY STATEMENTS OF INCOME
FROM APRIL 1 TO JUNE 30, 2010 AND 2009
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	14,447,709	100	12,676,889	100
rt02	COST OF SALES	7,487,268	52	6,372,233	50
rt03	GROSS PROFIT	6,960,441	48	6,304,656	50
rt04	GENERAL EXPENSES	2,728,439	19	2,168,112	17
rt05	INCOME (LOSS) AFTER GENERAL EXPENSES	4,232,002	29	4,136,544	33
rt08	OTHER INCOME AND (EXPENSE), NET	(201,362)	(1)	(202,647)	(2)
rt06	INTEGRAL RESULT OF FINANCING	(1,146,646)	(8)	(828,170)	(7)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	48,115	1	(135,775)	(1)
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	2,932,109	20	2,969,952	22
rt10	INCOME TAXES	865,198	6	822,988	6
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	2,066,911	14	2,146,964	16
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	2,066,911	14	2,146,964	16
rt19	NET INCOME OF MINORITY INTEREST	262,610	2	320,043	3
rt20	NET INCOME OF MAJORITY INTEREST	1,804,301	12	1,826,921	13

QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	14,447,709	100	12,676,889	100
rt21	DOMESTIC	12,704,412	88	10,780,673	85
rt22	FOREIGN	1,743,297	12	1,896,216	15
rt23	TRANSLATED INTO DOLLARS (***)	134,498	1	154,562	1

rt08	OTHER INCOME AND (EXPENSE), NET	(201,362)	100	(202,647)	100
rt49	OTHER INCOME AND (EXPENSE), NET	(199,114)	99	(200,164)	99
rt34	EMPLOYEES' PROFIT SHARING, CURRENT	3,458	(2)	2,872	(1)
rt35	EMPLOYEES' PROFIT SHARING, DEFERRED	(1,210)	1	(389)	0

rt06	INTEGRAL RESULT OF FINANCING	(1,146,646)	100	(828,170)	100
rt24	INTEREST EXPENSE	879,117	(77)	759,638	(92)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	192,947	(17)	261,911	(32)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS), NET	(460,476)	40	(330,443)	40
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	INCOME TAXES	865,198	100	822,988	100
rt32	INCOME TAX, CURRENT	815,360	94	902,934	110
rt33	INCOME TAX, DEFERRED	49,838	6	(79,946)	(10)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER.

QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
RT		Amount	Amount

rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	1,522,311	1,155,084

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
MAIN CONCEPTS
(Thousands of Mexican Pesos)
Final Printing
CONSOLIDATED

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
E		Amount	Amount

	OPERATING ACTIVITIES
e01	INCOME (LOSS) BEFORE INCOME TAXES	4,798,783	4,582,234
e02	+ (-) ITEMS NOT REQUIRING CASH	408,868	324,533
e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	3,171,783	2,823,349
e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	1,643,283	1,184,944
e05	CASH FLOW BEFORE INCOME TAX	10,022,717	8,915,060
e06	CASH FLOWS PROVIDED OR USED IN OPERATION	(1,815,237)	(4,548,671)
e07	NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	8,207,480	4,366,389

	INVESTING ACTIVITIES
e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(2,215,103)	(1,504,408)
e09	CASH IN EXCESS (REQUIRED) FOR FINANCING ACTIVITIES	5,992,377	2,861,981

	FINANCING ACTIVITIES
e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	(2,840,339)	(8,037,002)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	3,152,038	(5,175,021)
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	(46,528)	(110,215)
e13	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	30,004,450	35,106,060
e14	CASH AND CASH EQUIVALENTS AT END OF PERIOD	33,109,960	29,820,824

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
ANALYSIS OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
Final Printing
CONSOLIDATED

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
E		Amount	Amount

e02	+ (-) ITEMS NOT REQUIRING CASH	408,868	324,533
e15	+ ESTIMATES FOR THE PERIOD	328,586	314,528
e16	+ PROVISIONS FOR THE PERIOD	-	-
e17	+ (-) OTHER UNREALIZED ITEMS	80,282	10,005

e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	3,171,783	2,823,349
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD *	3,003,486	2,362,233
e19	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND
	EQUIPMENT	-	-
e20	+ IMPAIRMENT LOSS	-	-
e21	(-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	67,540	448,665
e22	(-) DIVIDENDS RECEIVED	-	-
e23	(-) INTEREST INCOME	-	-
e24	(-) + OTHER ITEMS	100,757	12,451

e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	1,643,283	1,184,944
e25	+ ACCRUED INTEREST	1,553,305	1,372,888
e26	+ (-) OTHER ITEMS	89,978	(187,944)

e06	CASH FLOWS PROVIDED OR USED IN OPERATION	(1,815,237)	(4,548,671)
e27	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	5,453,151	6,133,013
e28	+ (-) DECREASE (INCREASE) IN INVENTORIES	583,605	(705,281)
e29	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(1,006,730)	(1,748,385)
e30	+ (-) INCREASE (DECREASE) IN SUPPLIERS	1,057,219	(300,741)
e31	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(6,553,082)	(5,861,784)
e32	+ (-) INCOME TAXES PAID OR RETURNED	(1,349,400)	(2,065,493)

e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(2,215,103)	(1,504,408)
e33	- PERMANENT INVESTMENT IN SHARES	(353,102)	(678,093)
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	63,026	-
e35	- INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(5,200,268)	(1,817,554)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	49,455	72,507
e37	- INVESTMENT IN INTANGIBLE ASSETS	(203,235)	(168,248)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	-	-
e39	- OTHER PERMANENT INVESTMENTS	-	-
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	-	-
e41	+ DIVIDEND RECEIVED	-	-
e42	+ INTEREST RECEIVED	-	-
e43	+ (-) DECREASE (INCREASE) ADVANCES AND LOANS TO
	THIRD PARTIES	-	-
e44	+ (-) OTHER ITEMS	3,429,021	1,086,980

e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	(2,840,339)	(8,037,002)
e45	+ BANK FINANCING	-	-
e46	+ STOCK MARKET FINANCING	-	-
e47	+ OTHER FINANCING	-	-
e48	(-) BANK FINANCING AMORTIZATION	(569,755)	(2,294,915)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	-	-
e50	(-) OTHER FINANCING AMORTIZATION	(73,804)	(67,417)
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	-	-
e52	(-) DIVIDENDS PAID	-	(5,183,020)
e53	+ PREMIUM ON ISSUANCE OF SHARES	-	-
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-	-
e55	- INTEREST EXPENSE	(1,300,651)	(1,397,273)
e56	- REPURCHASE OF SHARES	(485,178)	20,456
e57	+ (-) OTHER ITEMS	(410,951)	885,167

* IN CASE THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT, IT WILL HAVE TO EXPLAIN IN NOTES.

RATIOS
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
P

	YIELD
p01	NET INCOME TO NET SALES	12.55%		13.52%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	14.24%		18.40%
p03	NET INCOME TO TOTAL ASSETS (**)	5.43%		7.59%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%		77.72%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	0.00%		0.00%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.45	times	0.46	times
p07	NET SALES TO FIXED ASSETS (**)	1.50	times	1.68	times
p08	INVENTORIES TURNOVER (**)	5.06	times	5.00	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	74	days	77	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.62%		8.97%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	61.90%		58.74%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.62	times	1.42	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	52.13%		47.37%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	114.64%		118.22%
p15	OPERATING INCOME TO INTEREST PAID	3.82	times	4.24	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.72	times	0.78	times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	4.11	times	5.63	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT
	LIABILITIES	3.73	times	5.12	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.82	times	0.88	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	217.18%		289.49%

 (**) FOR THESE RATIOS, THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

DATA PER SHARE
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
D		Amount		Amount

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$0.02		$0.01

d02	BASIC PROFIT PER PREFERRED SHARE (**)	$0.00		$0.00

d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$0.00		$0.00

d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS
	PER COMMON SHARE (**)	$0.02		$0.02

d05	DISCONTINUED OPERATION EFFECT ON EARNING (LOSS)
	PER SHARE (**)	$0.00		$0.00

d08	CARRYING VALUE PER SHARE	$0.12		$0.12

d09	CASH DIVIDEND ACCUMULATED PER SHARE	$0.00		$0.02

d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares

d11	MARKET PRICE TO CARRYING VALUE	3.16	times	3.19	times

d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	21.13	times	16.35	times

d13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES 1
CONSOLIDATED
Final Printing

S03:  CASH AND AVAILABLE INVESTMENTS
INCLUDES CASH AND CASH EQUIVALENTS FOR PS.32,224,798 AND PS.28,052,612 AS OF JUNE 30, 2010 AND 2009, RESPECTIVELY.

S07:  OTHER CURRENTS ASSETS
INCLUDES TEMPORARY INVESTMENTS FOR PS.5,253,923 AND PS.5,262,157 AS OF JUNE 30, 2010 AND 2009, RESPECTIVELY.

S31:  DEFERRED LIABILITIES
INCLUDES PS.13,091,891 AND PS.12,616,828 AS OF JUNE 30, 2010 AND 2009, RESPECTIVELY, OF A SHORT-TERM NATURE.

(1) THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DERIVATIVE FINANCIAL INSTRUMENTS 1
CONSOLIDATED
Final Printing

    PLEASE REFER TO OUR FORM 6-K FILED ON JULY 15, 2010.

(1) THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

ANALYSIS OF PAID CAPITAL STOCK
CONSOLIDATED
Final Printing
							CAPITAL STOCK
			NUMBER OF SHARES				(Thousands of Mexican Pesos)
	NOMINAL	VALID	FIXED	VARIABLE		FREE
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	111,446,500,615	0	0	0	819,434	0
B	0.00000	0	51,507,159,989	0	51,507,159,989	0	382,758	0
D	0.00000	0	81,943,150,851	0	81,943,150,851	0	583,300	0
L	0.00000	0	81,943,150,851	0	0	81,943,150,851	583,300	0
TOTAL			326,839,962,306	0	133,450,310,840	81,943,150,851	2,368,792	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION :	326,839,962,306

NOTES:

THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES REPURCHASED AND REPRESENTS THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

EFFECTIVE MARCH 22, 2006, CHANGE FROM 20 TO 5 CPOS, REPRESENTING EACH GDS.

GENERAL DATA OF ISSUER

COMPANY'S NAME:	GRUPO TELEVISA, S.A.B.
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-24-94
INTERNET ADDRESS:	www.televisa.com.mx

TAX DATA OF THE ISSUER

COMPANY TAX CODE:	GTE901219GK3
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.

EXECUTIVES DATA

BMV POSITION:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN OF THE BOARD
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	GENERAL DIRECTOR
POSITION:	PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	FINANCE DIRECTOR
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	LIC. SALVI FOLCH VIADERO
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-80
FAX:	5261-20-39
E-MAIL:	sfolch@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING CORPORATE INFORMATION
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION
POSITION:	DIRECTOR FINANCIAL OFFICER
NAME:	LIC. GUADALUPE PHILLIPS MARGAIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-21-35
FAX:	5261-25-24
E-MAIL:	gphilips@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR LEGAL MATTERS
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING RELEVANT EVENTS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. CARLOS MADRAZO VILLASEÑOR
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	cmadrazov@televisa.com.mx

BMV POSITION:	RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. CARLOS MADRAZO VILLASEÑOR
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	cmadrazov@televisa.com.mx

BMV POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	EXTERNAL GENERAL COUNSEL
NAME:	LIC. RICARDO MALDONADO YÁÑEZ
ADDRESS:	MONTES URALES # 505, PISO 3
NEIGHBORHOOD:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5201-74-47
FAX:	5520-10-65
E-MAIL:	rmaldonado@macf.com.mx

BMV POSITION:	RESPONSIBLE FOR PAYMENT
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BOARD OF DIRECTORS

POSITION:	PRESIDENT
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	ALFONSO DE ANGOITIA NORIEGA

POSITION:	DIRECTOR
NAME:	JULIO BARBA HURTADO

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO BASTÓN PATIÑO

POSITION:	DIRECTOR
NAME:	MANUEL J. CUTILLAS COVANI

POSITION:	DIRECTOR
NAME:	MICHAEL LARSON

POSITION:	DIRECTOR
NAME:	FERNANDO SENDEROS MESTRE

POSITION:	DIRECTOR
NAME:	BERNARDO GÓMEZ MARTÍNEZ

POSITION:	DIRECTOR
NAME:	CLAUDIO X. GONZÁLEZ LAPORTE

POSITION:	DIRECTOR
NAME:	ENRIQUE KRAUZE KLEINBORT

POSITION:	DIRECTOR
NAME:	ALEJANDRO QUINTERO ÍÑIGUEZ

POSITION:	DIRECTOR
NAME:	FRANCISCO JOSÉ CHÉVEZ ROBELO

POSITION:	DIRECTOR
NAME:	CARLOS FERNÁNDEZ GONZÁLEZ

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO FERNÁNDEZ CARBAJAL

POSITION:	DIRECTOR
NAME:	LORENZO ALEJANDRO MENDOZA GIMÉNEZ

POSITION:	DIRECTOR
NAME:	PEDRO CARLOS ASPE ARMELLA

POSITION:	DIRECTOR
NAME:	ALBERTO BAILLERES GONZÁLEZ

POSITION:	DIRECTOR
NAME:	ROBERTO HERNÁNDEZ RAMÍREZ

POSITION:	DIRECTOR
NAME:	GERMÁN LARREA MOTA VELASCO

POSITION:	DIRECTOR
NAME:	ENRIQUE FRANCISCO J. SENIOR HERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JOAQUÍN BALCÁRCEL SANTA CRUZ

POSITION:	ALTERNATE DIRECTOR
NAME:	SALVI RAFAEL FOLCH VIADERO

POSITION:	ALTERNATE DIRECTOR
NAME:	JORGE AGUSTÍN LUTTEROTH ECHEGOYEN

POSITION:	ALTERNATE DIRECTOR
NAME:	RAFAEL CARABIAS PRÍNCIPE

POSITION:	ALTERNATE DIRECTOR
NAME:	LEOPOLDO GÓMEZ GONZÁLEZ BLANCO

POSITION:	ALTERNATE DIRECTOR
NAME:	FÉLIX JOSÉ ARAUJO RAMÍREZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	RAÚL MORALES MEDRANO

POSITION:	ALTERNATE DIRECTOR
NAME:	ALBERTO MONTIEL CASTELLANOS

POSITION:	ALTERNATE DIRECTOR
NAME:	HERBERT ALLEN III

POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	RICARDO MALDONADO YÁÑEZ

ANALYSIS OF INVESTMENTS IN SHARES
SUBSIDIARIES

CONSOLIDATED
Final Printing

			NUMBER	%
	COMPANY NAME	MAIN ACTIVITIES	OF SHARES	OWNERSHIP

1	CABLESTAR, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	57,195,341	15.40
2	CORPORATIVO VASCO DE QUIROGA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	110,639,433	100.00
3	CVQ ESPECTACULOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	17,816,698	100.00
4	DTH EUROPA, S.A.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,080,182	100.00
5	EDITORA FACTUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	2,869,306	100.00
6	EDITORIAL TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	2,072,110	100.00
7	EN VIVO US HOLDING, LLC	PROMOTION AND DEVELOPMENT OF COMPANIES	1	100.00
8	FACTUM MAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	5,162,811,261	100.00
9	GRUPO DISTRIBUIDORAS INTERMEX, S.A. DE C.V.	DISTRIBUTION OF BOOKS AND MAGAZINES	272,600,905	100.00
10	GRUPO TELESISTEMA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	24,957,165	100.00
11	KAPA CAPITAL, S.A. DE C.V. SOFOM E.N.R.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,959,228	100.00
12	KASITUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	999	100.00
13	MULTIMEDIA TELECOM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	999	100.00
14	MULTIMEDIA CTI, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	999	100.00
15	PAXIA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	4,770,809	100.00
16	PROMO-INDUSTRIAS METROPOLITANAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	5,622,730	100.00
17	SOMOS TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	999	100.00
18	SISTEMA RADIOPOLIS, S.A. DE C.V.	COMMERCIALIZATION OF RADIO PROGRAMMING	76,070,313	50.00
19	TELEPARABOLAS, S.L.	TV CABLE COMMERCIALIZATION	1,500	100.00
20	TELESISTEMA MEXICANO, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	497	100.00
21	TELEVISA ARGENTINA, S.A.	COMMERCIAL OPERATION OF TELEVISION	2,241,972	100.00
22	TELEVISA ENTERPRISES, INC	PROMOTION AND DEVELOPMENT OF COMPANIES	5,000	100.00
23	TELEVISA JUEGOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	4,390,573	100.00
24	TELEVISA USA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	49	100.00
25	TELEVISION INDEPENDIENTE DE MEXICO, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	68,117,396	100.00
26	TSM CAPITAL, S.A. DE C.V. SOFOM E.N.R.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,069,791	100.00
27	CAPITALIZED INTEGRAL COST OF FINANCING	FOR THE YEARS 1994, 1995, 1996 AND 1998	-	-

ANALYSIS OF INVESTMENTS IN SHARES
ASSOCIATES

CONSOLIDATED
Final Printing
					TOTAL AMOUNT
			NUMBER	%	(Thousands of Mexican Pesos)
	COMPANY NAME	MAIN ACTIVITIES	OF SHARES	OWNERSHIP	ACQUISITION	BOOK
					COST	VALUE

1	ARGOS COMUNICACION, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	33,000,000	30.00	137,000	53,921
2	CENTROS DE CONOCIMIENTO TECNOLOGICO, S.A. DE C.V.	EDUCATION	5,317,900	15.07	55,000	20,675
3	COMUNICABLE, S.A. DE C.V.	TRANS. DE TV POR CABLE	1	50.00	16,918	18,017
4	COMUNICABLE DE VALLE HERMOSO, S.A. DE C.V.	TRANS. DE TV POR CABLE	1	50.00	4,019	4,164
5	CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A. DE C.V.	CARRIER AIRLINE	188,684	25.00	451,126	235,128
6	CORPORATIVO TD SPORTS, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	53,807	49.00	53,807	53,809
7	DIBUJOS ANIMADOS MEXICANOS DIAMEX, S.A. DE C.V.	PRODUCTION OF ANIMATED CARTOONS	1,735,560	48.99	4,384	842
8	EDITORIAL CLIO, LIBROS Y VIDEOS, S.A. DE C.V.	PUBLISHING AND PRINTING OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	2,418
9	ENDEMOL LATINO, N.A., LLC.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	1	49.00	3,308	6,204
10	ENDEMOL MEXICO, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	25,000	50.00	25	1,076
11	GESTORA DE INVERSIONES AUDIOVISUALES LA SEXTA, S.A.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	11,243,896	40.52	4,089,153	779,289
12	GRUPO TELECOMUNICACIONES DE ALTA CAPACIDAD, S.A.P.I.	TELECOM	16,667	33.33	350,000	350,000
13	OCESA ENTRETENIMIENTO, S.A. DE C.V.	LIVE ENTERTAINMENT IN MEXICO	14,100,000	40.00	1,062,811	457,697
14	TELEVISORA DEL YAQUI, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	4,124,986	15.00	412	6,355
	TOTAL INVESTMENT IN ASSOCIATES				6,260,233	1,989,595
	OTHER PERMANENT INVESTMENTS					4,285,629
	TOTAL				6,260,233	6,275,224

CREDITS BREAKDOWN
(Thousands of Mexican Pesos)

CONSOLIDATED
Final Printing
					AMORTIZATION OF CREDITS DENOMINATED IN PESOS (Thousands of $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (Thousands of $)
	WITH FOREIGN	DATE OF	AMORTIZATION	INTEREST	TIME INTERVAL						TIME INTERVAL
CREDIT TYPE / INSTITUTION	INSTITUTION	CONTRACT	DATE	RATE	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5
					YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANAMEX, S.A.	NA	4/20/2006	4/20/2016	8.74						2,100,000
INBURSA, S.A.	NA	10/22/2004	4/23/2012	10.35	500,000			1,000,000
SANTANDER SERFIN	NA	4/21/2006	4/21/2016	TIIE+.24						1,400,000
BANCO MERCANTIL DEL NORTE, S.A.	NA	1/16/2005	7/16/2010	7.10%	50,000
BANCO MERCANTIL DEL NORTE, S.A.	NA	8/16/2005	8/13/2010	TIIE+1.50	300,000
BANAMEX, S.A.	NA	10/2/2009	9/27/2010	TIIE+2.20	50,000
JP MORGAN CHASE BANK, NA.	YES	12/21/2007	12/21/2012	3MLIBOR+.525										2,896,335
JP MORGAN CHASE BANK, NA.	YES	12/1/2007	12/19/2012	3MLIBOR+.600										643,630

OTHER
TOTAL BANKS					900,000	-	-	1,000,000	-	3,500,000	-	-	-	3,539,965	-	-
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SECURED
PRIVATE PLACEMENTS
UNSECURED
HOLDERS	NA	5/9/2007	5/11/2037	8.93						4,500,000
HOLDERS	YES	9/14/2001	9/13/2011	8.41									926,197
HOLDERS	YES	3/11/2002	3/11/2032	8.94												3,861,780
HOLDERS	YES	3/18/2005	3/18/2025	6.97												7,723,560
HOLDERS	YES	5/6/2008	5/15/2018	6.31												6,436,300
HOLDERS	YES	11/15/2005	11/15/2015	9.86												2,248,843
HOLDERS	YES	11/23/2009	1/15/2040	6.97												7,723,560
SECURED
TOTAL STOCK MARKET					0	0	0	0	0	4,500,000	0	0	926,197	0	0	27,994,043
SUPPLIERS
VARIOUS	NA	6/30/2010	6/30/2011		0	3,364,859	0	0	0	0
VARIOUS	YES	6/30/2010	6/30/2011								0	5,459,013	0	0	0	0
TOTAL SUPPLIERS					0	3,364,859	0	0	0	0	0	5,459,013	0	0	0	0

OTHER LOANS WITH COST (S103 AND S30)
VARIOUS	NA	6/1/2009	8/1/2013	VARIOUS	35,790	22,423	41,500	32,203	2,495	0
VARIOUS	YES	5/1/2007	11/15/2022	VARIOUS							109,843	116,082	252,344	101,400	17,138	52,053
TOTAL OTHER LOANS WITH COST					35,790	22,423	41,500	32,203	2,495	0	109,843	116,082	252,344	101,400	17,138	52,053

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
VARIOUS	NA				0	3,472,770
VARIOUS	YES										0	980,894
TOTAL CURRENT LIABILITIES WITHOUT COST					0	3,472,770	-	-	-	-	-	980,894	-	-	-	-

TOTAL					935,790	6,860,052	41,500	1,032,203	2,495	8,000,000	109,843	6,555,989	1,178,541	3,641,365	17,138	28,046,096

NOTES
THE EXCHANGE RATES FOR THE CREDITS DENOMINATED  IN FOREIGN CURRENCY WERE AS FOLLOWS:

$12.8726	PESOS PER U.S. DOLLAR
0.0237	PESOS PER CHILEAN PESO

IT DOESN'T INCLUDE LIABILITIES OF TAXES PAYABLE IN FOREIGN CURRENCY AND MEXICAN PESOS (REF S25 TAXES PAYABLE) OF PS.126,640 AND PS.656,757, RESPECTIVELY, FOR EFFECTS OF VALIDATION OF THE SYSTEM.

MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)

CONSOLIDATED
Final Printing
	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL
TRADE BALANCE	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS
	OF DOLLARS	OF PESOS	OF DOLLARS	OF PESOS	OF PESOS

MONETARY ASSETS	2,237,687	28,804,850	213,005	2,741,928	31,546,778

LIABILITIES POSITION	3,125,848	40,237,791	142,043	1,828,463	42,066,254

SHORT-TERM LIABILITIES POSITION	388,862	5,005,665	138,807	1,786,807	6,792,472

LONG-TERM LIABILITIES POSITION	2,736,986	35,232,126	3,236	41,656	35,273,782

NET BALANCE	(888,161)	(11,432,941)	70,962	913,465	(10,519,476)

NOTES

MONETARY ASSETS INCLUDE U.S.$43,595,000 OF LONG-TERM HELD-TO-MATURITY INVESTMENTS AND U.S.$223,301,000 OF AVAILABLE-FOR-SALE INVESTMENTS.

(1)   THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS:

PS.	12.8726	PESOS PER U.S. DOLLAR
	15.7754	PESOS PER EURO
	12.2766	PESOS PER CANADIAN DOLLAR
	3.2250	PESOS PER ARGENTINEAN PESO
	0.6055	PESOS PER URUGUAYAN PESO
	12.8726	PESOS PER PANAMANIAN BALBOA
	0.0237	PESOS PER CHILEAN PESO
	0.0066	PESOS PER COLOMBIAN PESO
	4.4724	PESOS PER PERUVIAN NUEVO SOL
	11.3037	PESOS PER SWISS FRANC
	2.9445	PESOS PER STRONG BOLIVAR
	7.0758	PESOS PER BRAZILIAN REAL
	18.5660	PESOS PER STERLING LIBRA
	1.8363	PESOS PER CHINESE YUAN
	0.1381	PESOS PER JAPANESE YEN
	10.9090	PESOS PER AUSTRALIAN DOLLAR

THE FOREIGN CURRENCY OF LONG-TERM LIABILITIES FOR PS.35,273,782 IS REPORTED AS FOLLOWS:

REF. S27	LONG-TERM LIABILITIES	PS.	32,883,140
REF. S69	OTHER LONG-TERM LIABILITIES	PS.	2,390,642

DEBT INSTRUMENTS
(Thousands of Mexican Pesos)

CONSOLIDATED
Final Printing

FINANCIAL RESTRICTIONS OF LONG-TERM DEBT SECURITIES

THE AGREEMENTS OF THE U.S.$300 MILLION SENIOR NOTES (OF WHICH APPROXIMATELY U.S.$71.9 MILLION SENIOR NOTES ARE OUTSTANDING AS OF JUNE 30, 2010), U.S.$500 MILLION SENIOR NOTES, U.S.$600 MILLION SENIOR NOTES, U.S.$300 MILLION SENIOR NOTES, PS. 4,500 MILLION SENIOR NOTES, AND U.S.$600 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN 2011, 2018, 2025, 2032, 2037 AND 2040, RESPECTIVELY, CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.

THE AGREEMENT OF THE U.S.$175 MILLION SENIOR NOTES, ISSUED BY CABLEMÁS, S.A. DE C.V. ("CABLEMÁS"), WITH MATURITY IN 2015, CONTAINS CERTAIN COVENANTS THAT LIMIT  THE ABILITY OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES WITH RESPECT TO INDEBTEDNESS,  RESTRICTED PAYMENTS, DIVIDENDS, INVESTMENTS, ASSET SALES, AND CERTAIN MERGERS AND CONSOLIDATIONS.

COMPLIANCE OF FINANCIAL RESTRICTIONS

AT JUNE 30, 2010, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT	UTILIZATION
		CAPACITY	(%)
TELEVISION:		0	0
CORPORATIVO SANTA FE	HEADQUARTERS	0	0
TELEVISA SAN ANGEL	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
TELEVISA CHAPULTEPEC	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
REAL ESTATE	LAND AND UNOCCUPIED BUILDING,	0	0
	PARKING LOTS, ADMINISTRATIVE	0	0
	OFFICES, RADIO ANTENNAS,	0	0
	TELEVISION STATION FACILITIES.	0	0
TRANSMISSION STATIONS	BROADCAST STATIONS.	0	0
PUBLISHING:		0	0
EDITORIALS	ADMINISTRATION, SALES, PRODUCTION,	0	0
	STORAGE AND DISTRIBUTION OF	0	0
	MAGAZINES AND NEWSPAPERS.	0	0
RADIO:		0	0
SISTEMA RADIOPOLIS, S.A. DE C.V.	BROADCAST STATIONS.	0	0
CABLE TELEVISION:		0	0
CABLEVISION, S.A. DE C.V.	CABLE TELEVISION, SIGNAL CONDUCTION	0	0
	AND TRANSMISSION EQUIPMENT.	0	0
OTHER BUSINESSES:		0	0
IMPULSORA DEL DEPORTIVO -	SOCCER, SOCCER TEAMS, TRAINING	0	0
NECAXA, S.A. DE C.V. AND CLUB	FACILITIES, ADMINISTRATIVE OFFICES AND	0	0
DE FUTBOL AMERICA, S.A. DE C.V.	THE AZTECA STADIUM.	0	0

NOTES

MAIN RAW MATERIALS

CONSOLIDATED
Final Printing
	MAIN		DOM.	COST
MAIN RAW	SUPPLIERS	ORIGIN	SUBST.	PRODUCTION
(%)

PROGRAMS AND FILMS	CHURUBUSCO,
S.A. DE
	C.V.	DOMESTIC
CINEMATO
GRAFICA,
RODRIGUEZ,
S.A. DE
	C.V.	DOMESTIC
CIMA
FILMS, S.A.
	DE C.V.	DOMESTIC
CINEMATO-
GRAFICA
CALDERON,
	S.A.	DOMESTIC
CINEMATOGRAFICA
FILMEX,
S.A. DE
	C.V.	DOMESTIC
DIRSOL
S.A. DE
	C.V.	DOMESTIC
DISTRIBUI-
DORA
ROMARI,
S.A. DE
	C.V.	DOMESTIC
ESTUDIO
MEXICO
FILMS,
	S.A. DE C.V.	DOMESTIC
FILMADORA
MEXICANA,
	S.A.	DOMESTIC
GUSSI, S.A.
	DE C.V.	DOMESTIC
PAEZ
CREATIVOS,
	S.A. DE C.V.	DOMESTIC
PELICULAS
Y VIDEOS
INTERNACIO
NALES, S.A.
	DE C.V.	DOMESTIC
PRODUCCIONES
MATOUK,
S.A. DE
	C.V.	DOMESTIC
OTHER
ALFRED
HABER
DISTRIBUTION,
	INC.	FOREIGN	NO
ALLIANCE ATLAN-
TIS INTERNATIONAL
	DISTRIBUTION	FOREIGN	NO
BUENAVISTA
INTERNATIONAL,
	INC.	FOREIGN	NO
CBS
STUDIOS,
	INC.	FOREIGN	NO
DW
(NETHERLANDS)
	BV	FOREIGN	NO
GUINNESS
WORLD
RECORDS
	LIMITED	FOREIGN	NO
INDEPENDENT
INTERNATIONAL
	TELEVISION, INC.	FOREIGN	NO
METRO GOLDWYN
MAYER INTERNATI
	ONAL	FOREIGN	NO
MTV NETWORKS
A DIVISION OF
	VIACOM, INT.	FOREIGN	NO
PARAMOUNT
PICTURES
	GLOBAL	FOREIGN	NO
RCN
	TELEVISION, INC.	FOREIGN	NO
SONY PICTURES
TELEVISION
	INTERNATIONAL	FOREIGN	NO
TELEMUNDO
TELEVISION
	STUDIOS, LLC.	FOREIGN	NO
TOEI
ANIMATION
	CO, LTD.	FOREIGN	NO
TWENTIETH
CENTURY
FOX
	INTERNATIONAL	FOREIGN	NO
UNIVERSAL
STUDIOS INTER-
	NATIONAL, LLC.	FOREIGN	NO
WARNER BROS.
INTERNATIONAL
	TELEVISION	FOREIGN	NO
OTHER
COAXIAL CABLE RG
MAYA 60	NACIONAL DE
CONDUCTORES,
	S.A. DE C.V.	DOMESTIC
HILTI BOLT	HILTI MEXICANA,
	S.A. DE C.V.	FOREIGN	NO
TWO OUTLET DEVICE AC 200	TVC CORPORATION	FOREIGN	YES
COUCHE PAPER	PAPELERA
LOZANO,
	S.A.	DOMESTIC
PAPELES
	PLANOS	DOMESTIC
POCHTECA
	PAPEL, S.A	DOMESTIC
ABASTECE
DORA LUMEN,
	S.A.	DOMESTIC
CELUPAL
	INTERNACIONAL	DOMESTIC
PAPEL,
	S.A.	DOMESTIC
PAPELERA
PROGRESO,
	S.A.	DOMESTIC
	STORAM ENSON	FOREIGN	NO
	BULKLEY DUNTON	FOREIGN	NO
	ALBACROME	FOREIGN	YES
CENTRAL
NATIONAL
	GOTTESMAN	FOREIGN	NO
ABITIBI
	BOWATER, INC.	FOREIGN	YES
PAPER AND IMPRESSION	SERVICIOS
PROFESIONALES
DE
	IMPRESION	DOMESTIC
METROCOLOR,
	S.A.	DOMESTIC
REPRODU-
CCIONES
FOTOME-
CANICAS,
	S.A.	DOMESTIC
PRODUCTORA CO-
MERCIALIZADORA Y
EDITORES DE LI-
	BROS , S.A. DE C.V.	DOMESTIC
LITOGRAFICA
MAGNO
GRAF,
	S.A.	DOMESTIC
WORLD
COLOR
	MEXICO, S.A.	DOMESTIC
OFFSET
MULTICOLOR,
	S.A. DE C.V.	DOMESTIC
IMPRESORA
Y EDITORA
INFAGON,
	S.A.	DOMESTIC
PRO-OFFSET EDI-
	TORIAL, LTDA.	FOREIGN	YES
EDITORA
	GEMINIS, S.A.	FOREIGN	YES
	EDITORES, S.A.	FOREIGN	YES
EDITORIAL
LA PATRIA,
	S.A.	FOREIGN	YES
PRINTER COLOM-
	BIANA, S.A.	FOREIGN	YES
	RR DONNELLEY	FOREIGN	NO
GRUPO
OP
GRAFICAS,
	S.A.	FOREIGN	YES
AGSTROM
	GRAPHICS	FOREIGN	YES
QUEBECOR
WORLD
BOGOTA,
	S.A.	FOREIGN	YES
	ALBACROME, INC.	FOREIGN	YES
	MAHINA, LTDA.	FOREIGN	YES

NOTES

SALES DISTRIBUTION BY PRODUCT

SALES

CONSOLIDATED
Final Printing
	NET SALES		MARKET	MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	SHARE	TRADEMARKS	CUSTOMERS
	(THOUSANDS)		(%)
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(573,513)

TELEVISION BROADCASTING:
ADVERTISED TIME SOLD (HALF HOURS)	1	9,621,345			TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMPAÑÍA PROCTER & GAMBLE DE MEXICO, S. DE R. L. DE C.V.
					BIMBO, S.A. DE C.V.
					DANONE DE MEXICO, S.A. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
					UNILEVER DE MEXICO, S. DE R.L. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					MARCAS NESTLE, S.A. DE C.V.
					MARKETING MODELO, S.A. DE C.V.
					GENOMMA LAB INTERNACIONAL, S.A. DE C.V.
OTHER INCOME		92,807			VARIOUS
PAY TELEVISION NETWORKS:
SALE OF SIGNALS		934,523			T.V. CABLE DE PROVINCIA, S.A. DE C.V.
					CABLEVISION DE SALTILLO, S.A. DE C.V.
					MEGA CABLE, S.A. DE C.V.
					CABLEVISION RED, S.A.
					TELECABLE DEL ESTADO DE MEXICO, S.A. DE C.V.
					TVI NACIONAL, S.A. DE C.V.
					TELEVICABLE DEL CENTRO, S.A. DE C.V.
ADVERTISED TIME SOLD		260,365			EL PALACIO DE HIERRO, S.A DE C.V.
					TOYOTA MOTORS SALE DE MEXICO, S. DE R.L. DE C.V.
					L.G. ELECTRONICS MEXICO, S.A DE C.V.
					SUAVE Y FACIL, S.A. DE C.V.
					HERSHEY MEXICO, S. DE R.L. DE C.V.
					COMBE DE MEXICO, S. DE R.L. DE C.V.
					MARCAS NESTLE, S.A DE C.V.
					ELI LILLY Y COMPAÑÍA DE MEXICO, S.A. DE C.V.
					KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
PUBLISHING:
MAGAZINE CIRCULATION	19,551	285,568		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				AUTOMOVIL PANAMERICANO MAGAZINE
				TU MAGAZINE
				SOY AGUILA MAGAZINE
				MUY INTERESANTE MAGAZINE
				BIG BANG MAGAZINE
				SKY VIEW MAGAZINE
				ATREVETE A SOÑAR MAGAZINE
				COCINA FACIL MAGAZINE
PUBLISHING		315,012			FRABEL, S.A. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					DILTEX, S.A. DE C.V.
					WATA GROUP, S.A. DE C.V.
					FORD MOTOR COMPANY, S.A. DE C.V.
					FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
					MARY KAY COSMETICS DE MEXICO, S.A. DE C.V.
					VOLKSWAGEN DE MEXICO, S.A. DE C.V.
					TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MEXICO, S. DE R.L. DE C.V.
OTHER INCOME		26,099			VARIOUS
SKY :
DTH BROADCAST SATELLITE		4,848,269		SKY	SUBSCRIBERS
PAY PER VIEW		113,077
CHANNEL COMMERCIALIZATION		85,661			KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
					HERSHEY MEXICO, S. DE R.L. DE C.V.
					L.G. ELECTRONICS MEXICO, S.A. DE C.V.
					SIGMA ALIMENTOS COMERCIAL, S.A. DE C.V.
CABLE AND TELECOM:
DIGITAL SERVICE		2,813,478		CABLEVISION, CABLEMAS Y TVI	SUBSCRIBERS
INTERNET SERVICES		980,024
SERVICE INSTALLATION		23,157
PAY PER VIEW		35,752			HERSHEY MEXICO, S. DE R.L. DE C.V.
CHANNEL COMMERCIALIZATION		128,235			KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
TELEPHONY		704,996			L.G. ELECTRONICS MEXICO, S.A DE C.V.
TELECOMMUNICATIONS		738,884
OTHER		67,873
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		58,131			OPERADORA COMERCIAL DE DESARROLLO, S.A. DE C.V.
					CINEMAS LUMIERE, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					LATIN AMERICA MOVIE THEATRES, S.A. PI DE C.V.
					CINEMARK DE MEXICO, S.A. DE C.V.
					QUALITY FILMS, S. DE R.L. DE C.V.
					GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION		312,934		CLUB DE FUTBOL AMERICA	GENERAL PUBLIC (AUDIENCE)
				ESTADIO AZTECA	FEDERACION MEXICANA DE FUTBOL, A.C.
INTERNET SERVICES		147,666		ESMAS.COM	RADIOMOVIL DIPSA, S.A. DE C.V.
					PEGASO PCS, S.A. DE C.V.
					MYALERCOM, S.A.
					IUSACELL, S.A. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
GAMING		820,223		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		220,041			PEGASO, PCS, S.A. DE C.V.
					MARKETING MODELO, S.A. DE C.V.
					PROPIMEX, S.A. DE C.V.
					TIENDAS COMERCIAL MEXICANA, S.A. DE C.V.
					UNILEVER DE MEXICO, S. DE R.L. DE C.V.
					CERVEZAS CUAUHTEMOC MOCTEZUMA, S.A. DE C.V.
					CORPORACION NORTEAMERICANA, S.A. DE C.V.
PUBLISHING DISTRIBUTION:	4,578	71,092		HOLA MEXICO MAGAZINE	VARIOUS
				EL SOLITARIO MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				WWE LUCHA LIBRE AMERICANA MAGAZINE	DEALERS
				MAESTRA PREESCOLAR MAGAZINE	COMMERCIAL CENTERS (MALLS)
				MEMIN PENGUIN MAGAZINE
				EDICION HOMENAJE MAGAZINE
				TV NOTAS MAGAZINE
FOREIGN SALES
INTERSEGMENT ELIMINATIONS		(8,036)

TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		133,247			INITIATIVE MEDIA, INC.
					HORIZON MEDIA
					GROUP MOTION
					ZENITHGPE
OTHER INCOME		152,745			VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		246,978			DIRECTV LATIN AMERICA
					GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
					DIRECTV CHILE TELEVISION
					MERCURY MEDIA
					BJ GLOBAL DIRECT, INC.
ADVERTISING TIME SOLD		36,733			PLAY PUBLICIDAD, INC.
					ROMA RICCI CORPORATION
					SPHERE MARKETING
					CAPITAL MEDIA GROUP, INC.
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		1,293,534		TELEVISA	CIA PERUANA DE RADIODIFUSIÓN
				TELEVISA	TELEARTE, S.A.
				TELEVISA	RCN TELEVISION, S.A.
PUBLISHING:
MAGAZINE CIRCULATION	24,765	453,814		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				GENTE MAGAZINE	DEALERS
				PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		416,955			PROCTER & GAMBLE
					L´OREAL
					UNILEVER ANDINA COLOMBIA LTDA
					P & G PRESTIGE
SKY:
DTH BROADCAST SATELLITE		431,551		SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		148,088			SUBSCRIBERS

OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		17,731		CLUB DE FUTBOL AMERICA
PUBLISHING DISTRIBUTION:	7,102	139,522		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				ABC MIS PRIMEROS PASOS MAGAZINE	DEALERS
				HOLA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL CUERPO HUMANO MAGAZINE
				CASAS MAGAZINE
				RALLY CONTROL MAGAZINE
				SQP LA REVISTA MAGAZINE
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		193			WARNER BROS ENTERTAINMENT, INC.
TOTAL		26,594,754

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES

CONSOLIDATED
Final Printing
	NET SALES			MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	CUSTOMERS
	(THOUSANDS)
FOREIGN SALES
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		44,707	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					HORIZON MEDIA
					GROUP MOTION
OTHER INCOME		152,089	UNITED STATES OF AMERICA		VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		169,714	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA		ECHOSTAR SATELLITE CORPORATION
			UNITED STATES OF AMERICA
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		1,293,534	UNITED STATES OF AMERICA	TELEVISA	CIA PERUANA DE RADIODIFUSIÓN
			CENTRAL AMERICA	TELEVISA	TELEARTE, S.A.
			CARIBBEAN	TELEVISA	RCN TELEVISION, S.A.
			EUROPE	TELEVISA
			SOUTH AMERICA	TELEVISA
			AFRICA	TELEVISA
			ASIA	TELEVISA
OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		17,731	UNITED STATES OF AMERICA	CLUB DE FUTBOL AMERICA
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		193	UNITED STATES OF AMERICA		WARNER BROS ENTERTAINMENT, INC.

INTERSEGMENT ELIMINATIONS		(3,880)
SUBSIDIARIES ABROAD
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		88,540	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					HORIZON MEDIA
					GROUP MOTION
OTHER		656
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		77,264	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA		ECHOSTAR SATELLITE CORPORATION
			UNITED STATES OF AMERICA
ADVERTISING TIME SOLD		36,733			MERCURY MEDIA
					BJ GLOBAL DIRECT, INC.
					SPHERE MARKETING
					CAPITAL MEDIA GROUP, INC.
PUBLISHING:
MAGAZINE CIRCULATION	24,765	453,814	GUATEMALA AND COSTA RICA	T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			UNITED STATES OF AMERICA	GENTE MAGAZINE	DEALERS
			PANAMA	PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
			SOUTH AMERICA	VANIDADES MAGAZINE
			CENTRAL AMERICA	COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		416,955			PROCTER & GAMBLE
					L´OREAL
					UNILEVER ANDINA COLOMBIA LTDA
					P & G PRESTIGE
SKY:
DTH BROADCAST SATELLITE		431,551	CENTRAL AMERICA	SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		148,088	UNITED STATES OF AMERICA		SUBSCRIBERS

OTHER BUSINESSES:
PUBLISHING DISTRIBUTION	7,102	139,522	PANAMA	SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			SOUTH AMERICA	ABC MIS PRIMEROS PASOS MAGAZINE	DEALERS
				HOLA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL CUERPO HUMANO MAGAZINE
				SQP LA REVISTA MAGAZINE
				CASAS MAGAZINE
				RALLY CONTROL MAGAZINE
INTERSEGMENT ELIMINATIONS		(4,156)
TOTAL	31,867	3,463,055

PROJECTS INFORMATION
(PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE)

CONSOLIDATED
Final Printing

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A.B. AND ITS SUBSIDIARIES AT JUNE 30, 2010 INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

DESCRIPTION	AUTHORIZED AMOUNT		EXERCISED AMOUNT		PROGRESS %

U.S. DOLLAR-DENOMINATED PROJECTS:

EQUIPMENT OF THE CABLE TELEVISION
NETWORK	U.S.$	426.5	U.S.$	173.8	41%

INFORMATION TECHNOLOGY PROJECTS		37.5		21.2	57%

MEXICAN PESO-DENOMINATED PROJECTS:

GAMING BUSINESS PROJECTS	PS.	708.1	PS.	486.5	69%

INFORMATION TECHNOLOGY PROJECTS		27.0		15.8	58%

FOREIGN CURRENCY TRANSLATION
(INFORMATION RELATED TO BULLETIN B-15)

CONSOLIDATED
Final Printing

MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE  BALANCE SHEET DATE. RESULTING  EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

BEGINNING ON JANUARY 1, 2008, FOR NON-MEXICAN SUBSIDIARIES AND AFFILIATES OPERATING IN A LOCAL CURRENCY ENVIRONMENT, ASSETS AND LIABILITIES ARE TRANSLATED INTO MEXICAN PESOS AT YEAR-END EXCHANGE RATES, AND RESULTS OF OPERATIONS AND CASH FLOWS ARE TRANSLATED  AT AVERAGE EXCHANGE RATES PREVAILING DURING THE YEAR.  RESULTING TRANSLATION ADJUSTMENTS ARE ACCUMULATED AS A SEPARATE COMPONENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME OR LOSS IN CONSOLIDATED STOCKHOLDERS´ EQUITY. ASSETS AND LIABILITIES OF NON-MEXICAN SUBSIDIARIES THAT USE THE MEXICAN PESO AS A FUNCTIONAL CURRENCY ARE TRANSLATED INTO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE FOR MONETARY ASSETS AND LIABILITIES, AND HISTORICAL EXCHANGE RATES FOR NON-MONETARY ITEMS, WITH THE RELATED ADJUSTMENT INCLUDED IN THE CONSOLIDATED STATEMENT OF INCOME AS INTEGRAL RESULT OF FINANCING.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED
Final Printing

MEXICO CITY, D.F., JULY 11, 2010—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”), TODAY ANNOUNCED RESULTS FOR SECOND QUARTER 2010. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (MEXICAN FRS).

THE FOLLOWING INFORMATION SETS FORTH A CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE THREE MONTHS ENDED JUNE 30, 2010 AND 2009, IN MILLIONS OF MEXICAN PESOS, AS WELL AS THE PERCENTAGE OF NET SALES THAT EACH LINE REPRESENTS AND THE PERCENTAGE CHANGE WHEN COMPARING 2010 WITH 2009:

CONSOLIDATED NET SALES

CONSOLIDATED NET SALES INCREASED 14% TO PS.14,447.7 MILLION IN SECOND QUARTER 2010 COMPARED WITH PS.12,676.9 MILLION IN SECOND QUARTER 2009. THIS INCREASE WAS ATTRIBUTABLE TO REVENUE GROWTH IN OUR CABLE AND TELECOM, TELEVISION BROADCASTING, SKY, OTHER BUSINESSES, AND PAY TELEVISION NETWORKS SEGMENTS, AND WAS PARTIALLY OFFSET BY A DECREASE IN THE SALES OF OUR PUBLISHING AND PROGRAMMING EXPORTS SEGMENTS.

CONTROLLING INTEREST NET INCOME

CONTROLLING INTEREST NET INCOME DECREASED 1.2% TO PS.1,804.3 MILLION IN SECOND QUARTER 2010 COMPARED WITH PS.1,826.9 MILLION IN SECOND QUARTER 2009. THE NET DECREASE OF PS.22.6 MILLION REFLECTED PRIMARILY I) A PS.318.5 MILLION INCREASE IN INTEGRAL COST OF FINANCING; AND II) A PS.42.2 MILLION INCREASE IN INCOME TAXES. THESE UNFAVORABLE VARIANCES WERE OFFSET BY I) A PS.95.5 MILLION INCREASE IN OPERATING INCOME; II) A PS.1.3 MILLION DECREASE IN OTHER EXPENSE, NET; III) A PS.183.9 MILLION FAVORABLE VARIANCE IN EQUITY IN RESULTS OF AFFILIATES, NET; AND IV) A PS.57.4 MILLION DECREASE IN NONCONTROLLING INTEREST NET INCOME.

SECOND-QUARTER RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS SECOND-QUARTER RESULTS ENDED JUNE 30, 2010 AND 2009, FOR EACH OF OUR BUSINESS SEGMENTS. RESULTS FOR THE SECOND-QUARTER 2010 AND 2009 ARE PRESENTED IN MILLIONS OF MEXICAN PESOS.

TELEVISION BROADCASTING

SECOND-QUARTER SALES INCREASED 9.8% TO PS.5,821 MILLION COMPARED WITH PS.5,301.5 MILLION IN SECOND QUARTER 2009. THIS INCREASE REFLECTS STRONG RATINGS IN REGULAR PROGRAMMING AS WELL AS PROGRAMS PRODUCED AROUND THE SOCCER WORLD CUP AND THE SOCCER MATCHES. THE TOP-THREE RATED SHOWS DURING THE QUARTER WERE TELEVISA’S NOVELAS. UPFRONT DEPOSITS REPRESENTED 76.1% OF REVENUES DURING THE QUARTER AND THE REMAINING WERE SALES IN THE SPOT MARKET. THIS FIGURE COMPARES WITH 84.4% IN SECOND QUARTER 2009.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 6.2% TO PS.2,866.7 MILLION COMPARED WITH PS.2,698.1 MILLION IN SECOND QUARTER 2009; THE MARGIN WAS 49.2%. YEAR TO DATE THE MARGIN HAS DECREASED 110 BASIS POINTS COMPARED WITH THE SAME PERIOD LAST YEAR AND IS RELATIVELY IN LINE WITH OUR ANNUAL GUIDANCE OF A 100 BASIS POINTS DECREASE.

PAY TELEVISION NETWORKS

SECOND-QUARTER SALES INCREASED 11.2% TO PS.777.1 MILLION COMPARED WITH PS.698.6 MILLION IN SECOND QUARTER 2009. THE INCREASE WAS DRIVEN BY HIGHER REVENUES FROM CHANNELS SOLD IN MEXICO AND ABROAD AS WELL AS HIGHER ADVERTISING SALES. AS OF JUNE 30, 2010, AND THROUGH OUR CABLE AND DTH AFFILIATES WORLDWIDE, OUR PAY TELEVISION NETWORKS BUSINESS REACHED 24 MILLION SUBSCRIBERS CARRYING AN AVERAGE OF 5.3 TELEVISA PAY-TV CHANNELS EACH. THIS POSITIVE EFFECT WAS PARTIALLY OFFSET BY A NEGATIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY-DENOMINATED SALES.

SECOND-QUARTER OPERATING SEGMENT INCOME DECREASED 21% TO PS.365.4 MILLION COMPARED WITH PS.462.5 MILLION IN SECOND QUARTER 2009, AND THE MARGIN WAS 47%. THIS DECREASE REFLECTS HIGHER COST OF SALES AND OPERATING EXPENSES, DRIVEN MAINLY BY INVESTMENTS MADE IN THE PRODUCTION AND LAUNCH OF TWO NEW CHANNELS: TELEVISA DEPORTES NETWORK (“TDN”) IN AUGUST OF 2009 AND FORO TV, OUR 24-HOURS NEWS PAY-TV CHANNEL IN FEBRUARY 2010. IN THE AGGREGATE, THESE TWO CHANNELS REPRESENTED INCREMENTAL COSTS AND EXPENSES OF PS.162.9 MILLION. THIS FIGURE INCLUDES THE PARTIAL AMORTIZATION OF COSTS RELATED TO THE 2010 SOCCER WORLD CUP AND SPECIAL PROGRAMMING THAT HAS BEEN PRODUCED AROUND THIS EVENT.

PROGRAMMING EXPORTS

SECOND-QUARTER SALES DECREASED 0.8% TO PS.633.4 MILLION COMPARED WITH PS.638.5 MILLION IN SECOND QUARTER 2009. THE DECREASE WAS ATTRIBUTABLE TO A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES AMOUNTING TO PS.28 MILLION. THIS DECREASE WAS PARTIALLY OFFSET BY I) HIGHER PROGRAMMING SALES ABROAD; AND II) AN INCREASE IN ROYALTIES FROM UNIVISION, FROM US$36.1 MILLION IN SECOND QUARTER 2009 TO US$37 MILLION IN SECOND QUARTER 2010. THE AMOUNT OF ROYALTIES INCLUDES AN ESTIMATED PAYMENT FOR THE MONTH OF JUNE BECAUSE THE ACTUAL AMOUNT HAS NOT YET BEEN REPORTED BY UNIVISION.

SECOND-QUARTER OPERATING SEGMENT INCOME DECREASED MARGINALLY 0.2% TO PS.293.6 MILLION COMPARED WITH PS.294.3 MILLION IN SECOND QUARTER 2009, WITH A MARGIN OF 46.4%.

PUBLISHING

SECOND-QUARTER SALES DECREASED 4.4% TO PS.812 MILLION COMPARED WITH PS.849 MILLION IN SECOND QUARTER 2009. THE DECREASE WAS DRIVEN PRIMARILY BY A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES AND LOWER REVENUES IN MEXICO DUE TO THE DISCONTINUED PUBLICATIONS OF BOOKS AND STAMPS. THESE UNFAVORABLE VARIANCES WERE PARTIALLY OFFSET BY HIGHER ADVERTISING REVENUES IN MEXICO AND CIRCULATION REVENUES ABROAD.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 0.7% TO PS.132.8 MILLION COMPARED WITH PS.131.9 MILLION IN SECOND QUARTER 2009, AND THE MARGIN WAS 16.4%. THIS INCREASE REFLECTS I) A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED COSTS, MAINLY IN COST OF PAPER AND PRINTING; AND II) A REDUCTION IN COST OF SALES DUE TO A LOWER NUMBER OF MAGAZINES PRINTED.

SKY

SECOND-QUARTER SALES INCREASED 15.9% TO PS.2,832.6 MILLION COMPARED WITH PS.2,443.5 MILLION IN THE SAME PERIOD OF 2009. THE GROWTH IS EXPLAINED PRINCIPALLY BY AN INCREASE IN THE SUBSCRIBER BASE IN MEXICO AND, TO A LESSER EXTENT, ABROAD. DURING THE QUARTER, SKY ADDED A TOTAL OF 251 THOUSAND SUBSCRIBERS OF WHICH 246 THOUSAND WERE IN MEXICO, BEATING AGAIN LAST QUARTER’S RECORD NET ADDITIONS. THE GROWTH IN MEXICO IS DRIVEN MAINLY BY THE SUCCESS OF SKY´S NEW LOW-COST OFFERINGS. ADDITIONALLY, SKY REPORTED HIGHER ADVERTISING AND PAY-PER-VIEW REVENUES. THESE RESULTS WERE PARTIALLY OFFSET BY A NEGATIVE TRANSLATION EFFECT ON SALES IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC WHICH ARE DENOMINATED IN US DOLLARS. AS OF JUNE 30, 2010, THE NUMBER OF GROSS ACTIVE SUBSCRIBERS INCREASED TO 2,448,776 (INCLUDING 147,297 COMMERCIAL SUBSCRIBERS), COMPARED WITH 1,793,388 (INCLUDING 137,807 COMMERCIAL SUBSCRIBERS) AS OF JUNE 30, 2009. SKY CLOSED THE QUARTER WITH MORE THAN 145 THOUSAND SUBSCRIBERS IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 12.6% TO PS.1,285.4 MILLION COMPARED WITH PS.1,142 MILLION IN SECOND QUARTER 2009, AND THE MARGIN WAS 45.4%. THIS INCREASE REFLECTS HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES EXPLAINED PRIMARILY BY THE AMORTIZATION OF COSTS OF PS.48 MILLION RELATED TO THE 2010 SOCCER WORLD CUP, AND EXPENSES RELATED TO THE LAUNCH AND OPERATION OF OUR HIGH DEFINITION OFFER. THESE UNFAVORABLE VARIANCES WERE PARTIALLY OFFSET BY A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED COSTS.

CABLE AND TELECOM

SECOND-QUARTER SALES INCREASED 32.9% TO PS.2,900.1 MILLION COMPARED WITH PS.2,182.5 MILLION IN THE SAME PERIOD OF 2009. THIS INCREASE WAS ATTRIBUTABLE TO I) THE ADDITION OF APPROXIMATELY 97 THOUSAND REVENUE GENERATING UNITS (“RGUS”) IN CABLEVISION AND CABLEMÁS DURING THE QUARTER DRIVEN MAINLY BY THE SUCCESS OF OUR COMPETITIVE TRIPLE-PLAY BUNDLES; II) THE CONSOLIDATION OF TVI SINCE OCTOBER 1, 2009 WHICH GREW OVER 67 THOUSAND RGUS DURING THE QUARTER, INCLUDING 44 THOUSAND RGUS ADDED THROUGH THE CONSOLIDATION OF TWO CABLE OPERATIONS IN THE NORTH OF MEXICO; AND III) THE INCREASE IN REVENUES IN BESTEL. CABLEVISION, CABLEMÁS, AND BESTEL NET SALES INCREASED 14.9%, 11.3%, AND 17.6%, RESPECTIVELY.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF SUBSCRIBERS FOR THREE OF OUR CABLE AND TELECOM SUBSIDIARIES AS OF JUNE 30, 2010.

THE SUBSCRIBER BASE OF CABLEVISION OF VIDEO, BROADBAND AND VOICE AS OF JUNE 30, 2010 AMOUNTED TO 654,319, 276,672 AND 165,859 RESPECTIVELY.

THE SUBSCRIBER BASE OF CABLEMÁS OF VIDEO, BROADBAND AND VOICE AS OF JUNE 30, 2010 AMOUNTED TO 953,535, 325,231 AND 180,255, RESPECTIVELY.

THE SUBSCRIBER BASE OF TVI OF VIDEO, BROADBAND AND VOICE AS OF JUNE 30, 2010 AMOUNTED TO 293,333, 136,124 AND 95,060, RESPECTIVELY.

THE RGUS OF CABLEVISION, CABLEMÁS AND TVI AS OF JUNE 30, 2010 AMOUNTED TO 1,096,850, 1,459,021 AND 524,517, RESPECTIVELY.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 27.3% TO PS.959.6 MILLION COMPARED WITH PS.753.6 MILLION IN SECOND QUARTER 2009, AND THE MARGIN WAS 33.1%. EXCLUDING BESTEL, THE MARGIN FOR THE CABLE OPERATIONS ALONE WAS, IN THE AGGREGATE, 38.3%. THESE RESULTS REFLECT HIGHER SALES AS WELL AS A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED COSTS AND INCLUDE HIGHER COSTS AND EXPENSES RESULTING FROM THE CONSOLIDATION OF TVI AND THE COSTS INHERENT TO GROWTH IN THE SUBSCRIBER BASE.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF REVENUES AND OPERATING SEGMENT INCOME, EXCLUDING CONSOLIDATION ADJUSTMENTS, FOR OUR FOUR CABLE AND TELECOM SUBSIDIARIES FOR THE QUARTER.

SECOND-QUARTER REVENUES OF CABLEVISION, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.966.1 MILLION, PS.998.6 MILLION, PS.449.3 MILLION AND PS.559.3 MILLION, RESPECTIVELY.

SECOND-QUARTER OPERATING SEGMENT INCOME OF CABLEVISION, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.381.8 MILLION, PS.378.8 MILLION, PS.165.1 MILLION AND PS.70 MILLION, RESPECTIVELY.

THESE RESULTS DO NOT INCLUDE CONSOLIDATION ADJUSTMENTS OF PS.73.2 MILLION IN REVENUES AND PS.36.1 MILLION IN OPERATING SEGMENT INCOME, WHICH ARE CONSIDERED IN THE CONSOLIDATED RESULTS OF CABLE AND TELECOM.

OTHER BUSINESSES

SECOND-QUARTER SALES INCREASED 14.1% TO PS.983.7 MILLION COMPARED WITH PS.862.5 MILLION IN SECOND QUARTER 2009. THE INCREASE WAS DRIVEN BY HIGHER SALES IN OUR SOCCER, GAMING, RADIO, INTERNET, AND PUBLISHING DISTRIBUTION BUSINESSES, WHICH WERE PARTIALLY OFFSET BY LOWER SALES IN OUR FEATURE-FILM DISTRIBUTION BUSINESS DUE TO THE TERMINATION OF AN AGREEMENT IN DECEMBER 2009. RADIO AND INTERNET PERFORMED WELL DURING THE QUARTER PARTIALLY EXPLAINED BY THE INCREASE IN ADVERTISING EXPENDITURES RELATED TO THE SOCCER WORLD CUP.

SECOND-QUARTER OPERATING SEGMENT INCOME WAS PS.48.1 MILLION COMPARED WITH A PS.29.1 MILLION LOSS IN SECOND QUARTER 2009, REFLECTING HIGHER SALES AND LOWER OPERATING EXPENSES PRINCIPALLY IN OUR PUBLISHING DISTRIBUTION AND INTERNET BUSINESSES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES.

INTERSEGMENT OPERATIONS

INTERSEGMENT OPERATIONS FOR THE SECOND QUARTER 2010 AND 2009 AMOUNTED TO PS.312.2 MILLION AND PS.299.2 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

SHARE-BASED COMPENSATION EXPENSE IN SECOND QUARTER 2010 AND 2009 AMOUNTED TO PS.122 MILLION AND PS.98.4 MILLION, RESPECTIVELY, AND WAS ACCOUNTED FOR AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE GRANTED TO OFFICERS AND EMPLOYEES, AND IS RECOGNIZED OVER THE VESTING PERIOD.

NON-OPERATING RESULTS

OTHER EXPENSE, NET

OTHER EXPENSE, NET, DECREASED BY PS.1.3 MILLION, OR 0.6%, TO PS.201.4 MILLION FOR SECOND QUARTER 2010, COMPARED WITH PS.202.7 MILLION FOR SECOND QUARTER 2009. OTHER EXPENSE, NET, FOR SECOND QUARTER 2010, WAS COMPRISED MAINLY BY LOSS ON DISPOSITION OF PROPERTY AND EQUIPMENT, PROFESSIONAL SERVICES IN CONNECTION WITH CERTAIN CORPORATE LEGAL MATTERS, DONATIONS AND A LOSS ON DISPOSITION OF AN EQUITY INVESTMENT.

INTEGRAL COST OF FINANCING

THE NET EXPENSE ATTRIBUTABLE TO INTEGRAL COST OF FINANCING INCREASED BY PS.318.5 MILLION, OR 38.5%, TO PS.1,146.7 MILLION FOR SECOND QUARTER 2010 FROM PS.828.2 MILLION FOR SECOND QUARTER 2009. THIS INCREASE REFLECTED PRIMARILY I) A PS.130 MILLION INCREASE IN FOREIGN EXCHANGE LOSS RESULTING PRIMARILY FROM THE UNFAVORABLE EFFECT IN SECOND QUARTER 2010 OF A 4.05% DEPRECIATION OF THE MEXICAN PESO AGAINST THE U.S. DOLLAR ON OUR NET U.S. DOLLAR LIABILITY POSITION, WHICH WAS PARTIALLY OFFSET BY A FAVORABLE EFFECT IN FOREIGN-CURRENCY HEDGE CONTRACTS; II) A PS.119.5 MILLION INCREASE IN INTEREST EXPENSE, DUE PRIMARILY TO A HIGHER PRINCIPAL AMOUNT OF LONG-TERM DEBT IN SECOND QUARTER 2010; AND III) A PS.69 MILLION DECREASE IN INTEREST INCOME EXPLAINED MOSTLY BY A REDUCTION OF INTEREST RATES APPLICABLE TO CASH EQUIVALENTS, TEMPORARY INVESTMENTS AND HELD-TO-MATURITY INVESTMENTS IN SECURITIES IN SECOND QUARTER 2010.

EQUITY IN RESULTS OF AFFILIATES, NET

EQUITY IN RESULTS OF AFFILIATES, NET, VARIED BY PS.183.9 MILLION, TO AN EQUITY IN EARNINGS OF AFFILIATES, NET OF PS.48.2 MILLION IN SECOND QUARTER 2010 COMPARED WITH AN EQUITY IN LOSSES OF AFFILIATES, NET OF PS.135.7 MILLION IN SECOND QUARTER 2009. THIS FAVORABLE VARIANCE REFLECTED PRIMARILY AN EQUITY IN INCOME IN SECOND QUARTER 2010 COMPARED WITH AN EQUITY IN LOSS IN SECOND QUARTER 2009 OF LA SEXTA, OUR 40.5% INTEREST IN A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN.

INCOME TAXES

INCOME TAXES INCREASED BY PS.42.2 MILLION, OR 5.1%, TO PS.865.2 MILLION IN SECOND QUARTER 2010 FROM PS.823 MILLION IN SECOND QUARTER 2009. THIS INCREASE REFLECTED BOTH A HIGHER INCOME TAX BASE AND AN INCREASE IN THE CORPORATE INCOME TAX RATE.

NON-CONTROLLING INTEREST NET INCOME

NON-CONTROLLING INTEREST NET INCOME DECREASED BY PS.57.4 MILLION, OR 17.9%, TO PS.262.6 MILLION IN SECOND QUARTER 2010, FROM PS.320 MILLION IN SECOND QUARTER 2009. THIS DECREASE PRIMARILY REFLECTED A LOWER PORTION OF NET INCOME ATTRIBUTABLE TO INTERESTS HELD BY NON-CONTROLLING STOCKHOLDERS IN OUR CABLE AND TELECOM SEGMENT, WHICH WAS PARTIALLY OFFSET BY A HIGHER PORTION OF NET INCOME ATTRIBUTABLE TO INTERESTS HELD BY NON-CONTROLLING EQUITY OWNERS IN OUR SKY SEGMENT.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

DURING SECOND QUARTER 2010, WE INVESTED APPROXIMATELY US$219 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, INCLUDING APPROXIMATELY US$92.7 MILLION FOR OUR CABLE AND TELECOM SEGMENT, US$82.5 MILLION FOR OUR SKY SEGMENT, AND US$43.8 MILLION FOR OUR TELEVISION BROADCASTING SEGMENT AND OTHER BUSINESSES. IN ADDITION, WE MADE LOANS IN CONNECTION WITH OUR 40.5% INTEREST IN LA SEXTA IN THE AGGREGATE AMOUNT OF €8.3 MILLION (PS.132.2 MILLION).

OUR INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT IN OUR CABLE AND TELECOM SEGMENT DURING SECOND QUARTER 2010 INCLUDED APPROXIMATELY US$61 MILLION FOR CABLEVISION, US$22.7 MILLION FOR CABLEMÁS, US$6.3 MILLION FOR TVI, AND US$2.7 MILLION FOR BESTEL.

DEBT AND CAPITAL LEASE OBLIGATIONS

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.42,360.2 MILLION AND PS.43,416.2 MILLION AS OF JUNE 30, 2010 AND DECEMBER 31, 2009, RESPECTIVELY, WHICH INCLUDED A SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT IN THE AMOUNT OF PS.900.0 MILLION AND PS.1,433.0 MILLION, RESPECTIVELY.

ADDITIONALLY, WE HAD CAPITAL LEASE OBLIGATION IN THE AMOUNT OF PS.783.2 MILLION AND PS.1,401.8 MILLION AS OF JUNE 30, 2010 AND DECEMBER 31, 2009, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.284.1 MILLION AND PS.235.3 MILLION, RESPECTIVELY.

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009 OUR CONSOLIDATED NET DEBT POSITION (CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, AND NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS LESS TOTAL DEBT) WAS PS.100 MILLION AND PS.576.3 MILLION, RESPECTIVELY. THE AGGREGATE AMOUNT OF NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS AS OF JUNE 30, 2010 AND DECEMBER 31, 2009 AMOUNTED TO PS.3,896.3 MILLION AND PS.3,996.1 MILLION, RESPECTIVELY.

SHARES REPURCHASED AND OUTSTANDING

DURING SECOND QUARTER 2010, WE REPURCHASED 9 MILLION CPOS IN THE AGGREGATE AMOUNT OF PS.428.6 MILLION.

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009 OUR SHARES OUTSTANDING AMOUNTED TO 326,840 MILLION AND 327,230.6 MILLION SHARES, RESPECTIVELY; AND OUR CPO EQUIVALENTS OUTSTANDING AMOUNTED TO 2,793.5 MILLION AND 2,796.8 MILLION CPO EQUIVALENTS, RESPECTIVELY. NOT ALL OF OUR SHARES ARE IN THE FORM OF CPOS. THE NUMBER OF CPO EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF SHARES OUTSTANDING BY 117.

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009 THE GDS (GLOBAL DEPOSITARY SHARES) EQUIVALENTS OUTSTANDING AMOUNTED TO 558.7 MILLION AND 559.4 MILLION GDS EQUIVALENTS, RESPECTIVELY. THE NUMBER OF GDS EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF CPO EQUIVALENTS BY FIVE.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT, IN SECOND QUARTER 2010, TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00, MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 71.4%; IN PRIME TIME (16:00 TO 23:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 68.8%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 69.7%.

ABOUT TELEVISA

GRUPO TELEVISA, S.A.B. IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD BASED ON ITS MARKET CAPITALIZATION AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY-TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, CABLE TELEVISION AND TELECOMMUNICATION SERVICES, MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF A HORIZONTAL INTERNET PORTAL, AND GAMING. GRUPO TELEVISA ALSO OWNS AN UNCONSOLIDATED EQUITY STAKE IN LA SEXTA, A FREE-TO-AIR TELEVISION VENTURE IN SPAIN.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

FINANCIAL STATEMENT NOTES

CONSOLIDATED
Final Printing

GRUPO TELEVISA, S.A.B.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009
(IN THOUSANDS OF MEXICAN PESOS, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1.            ACCOUNTING POLICIES:

THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND ITS CONSOLIDATED ENTITIES (COLLECTIVELY, THE "GROUP"), AS OF JUNE 30, 2010 AND 2009, AND FOR THE SIX MONTHS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (“MEXICAN FRS”), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2009, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE SIX MONTHS ENDED JUNE 30, 2010.

          EFFECTIVE OCTOBER 1, 2009, THE GROUP BEGAN CONSOLIDATING THE ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF TELEVISIÓN INTERNACIONAL, S.A. DE C.V. AND SUBSIDIARIES (COLLECTIVELY, “TVI”) IN ITS CONSOLIDATED FINANCIAL STATEMENTS. BEFORE THAT DATE, THE GROUP ACCOUNTED FOR ITS INVESTMENT IN TVI BY APPLYING THE EQUITY METHOD.

2.            PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF JUNE 30 CONSISTED OF:

	2010		2009
BUILDINGS	Ps.	9,388,056	Ps.	9,224,065
BUILDING IMPROVEMENTS		1,660,738		1,679,116
TECHNICAL EQUIPMENT		40,607,404		35,233,473
SATELLITE TRANSPONDERS		3,593,873		1,789,890
FURNITURE AND FIXTURES		852,893		748,695
TRANSPORTATION EQUIPMENT		2,377,445		1,646,413
COMPUTER EQUIPMENT		3,352,835		2,286,762
LEASEHOLD IMPROVEMENTS		1,362,171		1,220,971
		63,195,415		53,829,385
ACCUMULATED DEPRECIATION		(33,720,621)		(29,322,832)
		29,474,794		24,506,553
LAND		4,649,121		4,620,614
CONSTRUCTION AND PROJECTS IN PROGRESS		2,476,492		1,243,968
	Ps.	36,600,407	Ps.	30,371,135

DEPRECIATION CHARGED TO INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009 WAS PS.2,581,257 AND PS.2,133,339, RESPECTIVELY.

3.           LONG-TERM DEBT SECURITIES:

AS OF JUNE 30, THE GROUP'S CONSOLIDATED LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

	2010				2009
LONG-TERM DEBT SECURITIES	THOUSANDS OF U.S. DOLLARS			MEXICAN PESOS		THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS
8.0% SENIOR NOTES DUE 2011 (A)	U.S.$	71,951	Ps.	926,197	U.S.$	71,951	Ps.	947,990
6.0% SENIOR NOTES DUE 2018 (A)		500,000		6,436,300		500,000		6,587,750
6.625% SENIOR NOTES DUE 2025 (A)		600,000		7,723,560		600,000		7,905,300
8.5% SENIOR NOTES DUE 2032 (A)		300,000		3,861,780		300,000		3,952,650
8.49% SENIOR NOTES DUE 2037 (A)		-		4,500,000		-		4,500,000
9.375% SENIOR GUARANTEED NOTES DUE 2015 (B)		174,700		2,248,843		174,700		2,301,760
6.625% SENIOR NOTES DUE 2040 (A)		600,000		7,723,560		-		-
	U.S.$	$2,246,651	Ps.	33,420,240	U.S.$	1,646,651	Ps.	26,195,450

(A)
THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON THE SENIOR NOTES DUE 2011, 2018, 2025, 2032, 2037 AND 2040, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41%, 6.31%, 6.97%, 8.94%, 8.93% AND 6.97% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY. ALSO, THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE SENIOR NOTES DUE 2018, 2025, 2037 AND 2040, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE U.S. OR MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. ALL OF THESE SENIOR NOTES DUE 2011, 2018, 2025, 2032, 2037 AND 2040 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

(B)
THESE SENIOR GUARANTEED NOTES ARE UNSECURED OBLIGATIONS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES AND ARE GUARANTEED BY SUCH RESTRICTED SUBSIDIARIES, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE SECURED INDEBTEDNESS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES TO THE EXTENT OF THE VALUE OF THE ASSETS SECURING SUCH INDEBTEDNESS. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.858%, AND IS PAYABLE SEMI-ANNUALLY. CABLEMÁS MAY REDEEM THESE SENIOR NOTES, IN WHOLE OR IN PART, BEFORE NOVEMBER 15, 2010, AT THE PRINCIPAL AMOUNT PLUS A PREMIUM PLUS ACCRUED AND UNPAID INTEREST, AND ON OR AFTER NOVEMBER 15, 2010, AT REDEMPTION PRICES FROM 104.688% TO 101.563% BETWEEN NOVEMBER 15, 2010 THROUGH NOVEMBER 14, 2013, OR 100% COMMENCING ON NOVEMBER 15, 2013, PLUS ACCRUED AND UNPAID INTEREST THE AGREEMENT OF THESE SENIOR NOTES CONTAINS CERTAIN COVENANTS RELATING TO CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES, INCLUDING COVENANTS WITH RESPECT TO LIMITATIONS ON INDEBTEDNESS, PAYMENTS, DIVIDENDS, INVESTMENTS, SALE OF ASSETS, AND CERTAIN MERGERS AND CONSOLIDATIONS.

4.           CONTINGENCIES:

ON JANUARY 22, 2009, THE COMPANY AND UNIVISION COMMUNICATIONS INC. (“UNIVISION”) ANNOUNCED AN AMENDMENT TO THE PROGRAM LICENSE AGREEMENT (“PLA”) BETWEEN TELEVISA, S.A. DE C.V. (“TELEVISA”) AND UNIVISION. IN CONNECTION WITH THIS AMENDMENT AND IN RETURN FOR CERTAIN OTHER CONSIDERATION, TELEVISA AND UNIVISION AGREED TO DISMISS CERTAIN CLAIMS THAT WERE PENDING IN A DISTRICT COURT ACTION IN LOS ANGELES, CALIFORNIA, WITH THE EXCEPTION OF A COUNTERCLAIM FILED BY UNIVISION IN OCTOBER 2006, WHEREBY IT SOUGHT A JUDICIAL DECLARATION THAT ON OR AFTER  DECEMBER 19, 2006, PURSUANT TO THE PLA, TELEVISA MAY NOT TRANSMIT OR PERMIT OTHERS TO TRANSMIT ANY TELEVISION PROGRAMMING INTO THE UNITED STATES BY MEANS OF THE INTERNET (THE “UNIVISION INTERNET COUNTERCLAIM”).

THE UNIVISION INTERNET COUNTERCLAIM WAS TRIED IN A NON-JURY TRIAL BEFORE A U.S. JUDGE (THE “JUDGE”). IN AUGUST 2009, THE JUDGE HELD: “UNDER THE 2001 PLA BETWEEN UNIVISION AND TELEVISA, TELEVISA IS PROHIBITED FROM MAKING PROGRAMS, AS THAT TERM IS DEFINED IN THE PLA, AVAILABLE TO VIEWERS IN THE UNITED STATES VIA THE INTERNET.” TELEVISA IS IN THE PROCESS OF APPEALING THIS JUDGMENT. THE JUDGE’S RULING DOES NOT GRANT UNIVISION THE RIGHT TO DISTRIBUTE TELEVISA’S CONTENT OVER THE INTERNET, AND THIS DECISION HAS NO EFFECT ON THE GROUP’S CURRENT BUSINESS AS THE GROUP DOES NOT DERIVE ANY REVENUES FROM THE TRANSMISSION OF VIDEO CONTENT OVER THE INTERNET IN THE UNITED STATES.

THE COMPANY CANNOT PREDICT HOW THE OUTCOME OF THIS LITIGATION WILL AFFECT THE GROUP’S BUSINESS RELATIONSHIP WITH UNIVISION WITH RESPECT TO INTERNET DISTRIBUTION RIGHTS IN THE UNITED STATES.

 THERE ARE VARIOUS OTHER LEGAL ACTIONS AND CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

5.           STOCKHOLDERS' EQUITY:

THE CONTROLLING INTEREST STOCKHOLDERS' EQUITY AS OF JUNE 30 IS ANALYZED AS FOLLOWS:

		2010 (A)		2009 (A)
CAPITAL STOCK ISSUED	Ps.	10,019,859	Ps.	10,019,859
ADDITIONAL PAID-IN CAPITAL		4,547,944		4,547,944
LEGAL RESERVE		2,135,423		2,135,423
UNAPPROPRIATED EARNINGS		23,138,980		21,509,118
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET		3,110,541		2,965,847
NET INCOME FOR THE PERIOD		2,863,681		2,804,952
SHARES REPURCHASED		(5,374,319)		(4,497,635)
TOTAL CONTROLLING INTEREST STOCKHOLDERS’ EQUITY	Ps.	40,442,109	Ps.	39,485,508

            (A) A RESTATEMENT FOR INFLATION EFFECTS WAS RECOGNIZED BY THE COMPANY THROUGH DECEMBER 31, 2007, IN ACCORDANCE WITH MEXICAN FRS. THE NOMINAL AMOUNT OF THE CAPITAL STOCK ISSUED AS OF JUNE 30, 2010 AND 2009 WAS PS.2,368,792.

IN APRIL 2009, THE COMPANY’S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND FOR AN AGGREGATE AMOUNT OF UP TO PS.5,204,575, WHICH CONSISTED OF PS.1.75 PER CPO AND PS.0.014957264957 PER SHARE, NOT IN THE FORM OF A CPO, WHICH WAS PAID IN CASH IN MAY 2009 IN THE AGGREGATE AMOUNT OF PS.5,183,020; AND (II) THE CANCELLATION OF APPROXIMATELY 1,421.2 MILLION SHARES OF CAPITAL STOCK IN THE FORM OF APPROXIMATELY 12.1 MILLLION CPOS, WHICH WERE REPURCHASED BY THE COMPANY IN 2008.

IN DECEMBER 2009, THE COMPANY’S STOCKHOLDERS APPROVED THE PAYMENT OF A DIVIDEND FOR AN AGGREGATE AMOUNT OF UP TO PS.4,000,000, WHICH CONSISTED OF PS.1.35 PER CPO AND PS.0.011538461538 PER SHARE, NOT IN THE FORM OF A CPO, WHICH WAS PAID IN CASH IN DECEMBER 2009 IN THE AGGREGATE AMOUNT OF PS.3,980,837.

AS OF JUNE 30, 2010 THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS AS FOLLOWS:

	ISSUED	REPURCHASED	OUTSTANDING
SERIES “A” SHARES	119,879,076,425	8,432,575,810	111,446,500,615
SERIES “B” SHARES	55,995,375,176	4,488,215,187	51,507,159,989
SERIES “D” SHARES	85,333,686,865	3,390,536,014	81,943,150,851
SERIES “L” SHARES	85,333,686,865	3,390,536,014	81,943,150,851
	346,541,825,331	19,701,863,025	326,839,962,306

     THE COMPANY’S SHARES REPURCHASED BY THE COMPANY, AND THE COMPANY’S SHARES HELD BY TRUSTS IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN, ARE PRESENTED AS A CHARGE TO THE CONTROLLING INTEREST STOCKHOLDERS’ EQUITY AS OF JUNE 30, 2010,  AS FOLLOWS:

	SERIES “A”, “B”, “D”, AND “L” SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	2,738,431,800	-	2,738,431,800	PS.	1,190,246
HELD BY A COMPANY’S SUBSIDIARY TRUST (2)	3,072,613,869	537,563,559	3,610,177,428	926,282
HELD BY A COMPANY’S TRUST (3)	5,523,031,683	7,830,222,114	13,353,253,797	3,104,124
ADVANCES FOR ACQUISITION OF SHARES (4)	-	-	-	153,667
	11,334,077,352	8,367,785,673	19,701,863,025	PS.	5,374,319

(1)	DURING THE FIRST HALF OF 2010, THE COMPANY REPURCHASED 1,184,929,200 SHARES IN THE FORM OF 10,127,600 CPOS, IN THE AGGREGATE AMOUNT OF PS.485,178.
(2)	IN THE SECOND QUARTER 2009, THIS TRUST WAS DESIGNATED, TOGETHER WITH ALL OF ITS REMAINING COMPANY SHARES, AS AN ADDITIONAL TRUST FOR THE COMPANY’S LONG-TERM RETENTION PLAN.
(3)
IN JANUARY 2010, THIS TRUST RELEASED 1,608,102,171 SHARES IN THE FORM OF 13,744,463 CPOS IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN, IN THE AMOUNT OF PS.88,652. DURING THE FIRST HALF OF 2010,  THIS TRUST ACQUIRED 813,840,300 COMPANY SHARES IN THE FORM OF 6,955,900 CPOS, IN THE AMOUNT OF PS.349,204.

(4)	IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN.

THE GROUP ACCRUED IN THE CONTROLLING INTEREST STOCKHOLDERS’ EQUITY A SHARE-BASED COMPENSATION EXPENSE OF PS.219,020 FOR THE SIX MONTHS ENDED JUNE 30, 2010, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED OPERATING INCOME AS ADMINISTRATIVE EXPENSE (SEE NOTE 11).

6.           REPURCHASE OF SHARES:

NO RESERVE FOR REPURCHASE OF SHARES WAS OUTSTANDING AS OF JUNE 30, 2010.

 IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.           INTEGRAL RESULT OF FINANCING:

INTEGRAL RESULT OF FINANCING FOR THE SIX MONTHS ENDED JUNE 30 CONSISTED OF:

	2010		2009
INTEREST EXPENSE (1)	Ps.	1,769,550	Ps.	1,618,077
INTEREST INCOME		(558,228)		(607,974)
FOREIGN EXCHANGE LOSS, NET (2)		462,895		529,613
	Ps.	1,674,217	Ps.	1,539,716

(1)	INTEREST EXPENSE INCLUDES IN 2010 AND 2009 A NET LOSS FROM RELATED DERIVATIVE CONTRACTS OF PS.132,199 AND PS.72,076, RESPECTIVELY.
(2)	FOREIGN EXCHANGE LOSS, NET, INCLUDES IN 2010 AND 2009 A NET LOSS FROM FOREIGN CURRENCY DERIVATIVE CONTRACTS OF PS.192,736 AND PS.452,799, RESPECTIVELY.

8.           DEFERRED TAXES:

THE DEFERRED INCOME TAX LIABILITY AS OF JUNE 30 WAS DERIVED FROM:

	2010		2009
ASSETS:
ACCRUED LIABILITIES	Ps.	922,370	Ps.	756,703
GOODWILL		1,396,040		1,062,680
TAX LOSS CARRYFORWARDS		897,152		805,779
ALLOWANCE FOR DOUBTFUL ACCOUNTS		416,630		336,764
CUSTOMER ADVANCES		854,552		779,305
OTHER ITEMS		458,795		277,066
		4,945,539		4,018,297
LIABILITIES:
INVENTORIES		(407,102)		(166,874)
PROPERTY, PLANT AND EQUIPMENT, NET		(1,368,014)		(1,483,644)
OTHER ITEMS		(1,625,274)		(1,568,509)
TAX LOSSES OF SUBSIDIARIES, NET		(49,862)		(465,294)
		(3,450,252)		(3,684,321)
DEFERRED INCOME TAX OF MEXICAN COMPANIES		1,495,287		333,976
DEFERRED TAX OF FOREIGN SUBSIDIARIES		160,462		(111,937)
ASSETS TAX		925,496		891,094
VALUATION ALLOWANCE		(3,826,622)		(3,386,861)
FLAT RATE BUSINESS TAX		23,097		40,095
DIVIDENDS DISTRIBUTED AMONG GROUP’S ENTITIES		(471,691)		-
DEFERRED TAX LIABILITY	Ps.	(1,693,971)	Ps.	(2,233,633)

DEFERRED TAX LIABILITY CURRENT PORTION	Ps.	(183,093)	Ps.	-
DEFERRED TAX LIABILITY LONG-TERM		(1,510,878)		(2,233,633)
	Ps.	(1,693,971)	Ps.	(2,233,633)

9.           DISCONTINUED OPERATIONS:

NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN FRS BULLETIN C-15, IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL, WERE RECOGNIZED IN INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009.

10.           QUARTERLY NET RESULTS:

THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED JUNE 30, 2010 ARE AS FOLLOWS:

QUARTER	ACCUMULATED	QUARTER

3 / 09	Ps. 4,819,006	Ps. 2,014,054
4 / 09	6,007,143	1,188,137
1 / 10	1,059,380	1,059,380
2 / 10	2,863,681	1,804,301

11. INFORMATION BY SEGMENTS:

 INFORMATION BY SEGMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009 IS AS FOLLOWS:

	TOTAL REVENUES		INTERSEGMENT REVENUES		CONSOLIDATED REVENUES		SEGMENT INCOME (LOSS)
2010:
TELEVISION BROADCASTING	Ps.	10,000,144	Ps.	294,459	Ps.	9,705,685	Ps.	4,470,918
PAY TELEVISION NETWORKS		1,478,599		149,372		1,329,227		694,927
PROGRAMMING EXPORTS		1,293,534		3,880		1,289,654		588,527
PUBLISHING		1,497,448		32,197		1,465,251		157,537
SKY		5,478,558		15,574		5,462,984		2,402,271
CABLE AND TELECOM		5,640,487		33,539		5,606,948		1,866,724
OTHER BUSINESSES		1,787,533		52,528		1,735,005		(44,753)
SEGMENTS TOTALS		27,176,303		581,549		26,594,754		10,136,151
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(581,549)		(581,549)		-		(372,339)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(3,003,486)
CONSOLIDATED TOTAL	Ps.	26,594,754	Ps.	-	Ps.	26,594,754	Ps.	6,760,326	(1)

2009:
TELEVISION BROADCASTING	Ps.	9,343,197	Ps.	(26,593)	Ps.	9,369,790	Ps.	4,282,370
PAY TELEVISION NETWORKS		1,306,953		505,726		801,227		859,325
PROGRAMMING EXPORTS		1,324,752		5,819		1,318,933		634,774
PUBLISHING		1,615,733		3,526		1,612,207		154,481
SKY		4,860,319		2,439		4,857,880		2,252,813
CABLE AND TELECOM		4,396,503		33,018		4,363,485		1,432,857
OTHER BUSINESSES		1,746,562		30,774		1,715,788		(68,838)
SEGMENT TOTALS		24,594,019		554,709		24,039,310		9,547,782
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(554,709)		(554,709)		-		(319,546)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(2,362,234)
CONSOLIDATED TOTAL	Ps.	24,039,310	Ps.	-	Ps.	24,039,310	Ps.	6,866,002	(1)

(1)	CONSOLIDATED TOTALS REPRESENT CONSOLIDATED OPERATING INCOME.

12.           INVESTMENTS:

          IN THE SIX MONTHS ENDED JUNE 30, 2010, THE GROUP MADE LOANS IN CONNECTION WITH ITS 40.5% INTEREST IN LA SEXTA IN THE AGGREGATE AMOUNT OF €21.5 MILLION (PS.366,718).

13.           OTHER STOCKHOLDER'S TRANSACTIONS:

          IN FEBRUARY 2009, THE GROUP’S CONTROLLING INTEREST IN THE OUTSTANDING EQUITY OF CABLEMÁS INCREASED FROM 54.5% TO 58.3%, AS A RESULT OF A CAPITAL CONTRIBUTION MADE BY A COMPANY’S SUBSIDIARY AND THE DILUTION OF THE NON-CONTROLLING INTEREST IN CABLEMÁS.

          IN APRIL 2009, THE HOLDING COMPANIES OF THE SKY SEGMENT PAID A DIVIDEND TO ITS EQUITY OWNERS IN THE AGGREGATE AMOUNT OF Ps.2,000,000, OF WHICH PS.826,669 WAS PAID TO ITS NON-CONTROLLING EQUITY OWNERS.

          IN JUNE 2009, THE STOCKHOLDERS OF EMPRESAS CABLEVISIÓN, S.A.B. DE C.V. MADE A CAPITAL CONTRIBUTION IN CASH TO INCREASE THE CAPITAL STOCK OF THIS COMPANY’S SUBSIDIARY IN THE AGGREGATE AMOUNT OF PS.3,699,652, OF WHICH PS.1,811,800 WAS CONTRIBUTED BY NON-CONTROLLING STOCKHOLDERS.

         IN NOVEMBER 2009, THE HOLDING COMPANIES OF THE SKY SEGMENT PAID A DIVIDEND TO ITS EQUITY OWNERS IN THE AGGREGATE AMOUNT OF Ps.750,000, OF WHICH PS.310,000 WAS PAID TO ITS NON-CONTROLLING EQUITY OWNERS.

         IN FEBRUARY 2010, THE HOLDING COMPANIES OF THE SKY SEGMENT PAID A DIVIDEND TO ITS EQUITY OWNERS IN THE AGGREGATE AMOUNT OF PS.500,000 OF WHICH PS.206,667 WAS PAID TO ITS NON-CONTROLLING EQUITY OWNERS.

14.           FINANCING TRANSACTIONS:

          IN MARCH 2009, THE COMPANY ENTERED INTO A PURCHASE AGREEMENT WITH THE HOLDER OF A U.S.$80 MILLION NON-INTEREST BEARING PROMISSORY NOTE ISSUED BY A COMPANY SUBSIDIARY WITH A MATURITY IN AUGUST 2009.

          IN MAY 2009, THE COMPANY REPAID A BANK LOAN AT ITS MATURITY IN THE PRINCIPAL AMOUNT OF PS.1,162,460.

          IN NOVEMBER 2009, THE COMPANY ISSUED 6.625% SENIOR NOTES DUE 2040 IN THE PRINCIPAL AMOUNT OF U.S.$600 MILLION (SEE NOTE 3).

15.           OTHER TRANSACTIONS:

          ON FEBRUARY 15, 2010, THE COMPANY AND NII HOLDINGS, INC. ANNOUNCED THAT THEY SIGNED AN AGREEMENT UNDER WHICH, AMONG OTHER TRANSACTIONS, THE GROUP WILL INVEST U.S.$1,440 MILLION IN CASH FOR A 30% EQUITY STAKE IN COMUNICACIONES NEXTEL DE MÉXICO, S.A. DE C.V. (“NEXTEL MEXICO”), AS FOLLOWS: U.S.$1,140 MILLION IN 2010 AND THE REMAINING INVESTMENT IN THREE EQUAL ANNUAL INSTALLMENTS. THE GROUP’S INVESTMENT AND OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT ARE CONDITIONED UPON NEXTEL MEXICO AND THE GROUP CONSORTIUM BEING AWARDED LICENSES TO USE SPECIFIED AMOUNTS OF SPECTRUM IN THE UPCOMING SPECTRUM AUCTIONS IN MEXICO AND OTHER CUSTOMARY CLOSING CONDITIONS.

        IN MARCH 2010, SKY REACHED AN AGREEMENT WITH A SUBSIDIARY OF INTELSAT, S.A. TO LEASE 24 TRANSPONDERS ON INTELSAT IS-21 SATELLITE WHICH WILL BE MAINLY USED FOR SIGNAL RECEPTION AND RETRANSMISSION SERVICES OVER THE SATELLITE’S ESTIMATED 15-YEAR SERVICE LIFE. IS-21 SATELLITE IS INTENDED TO REPLACE INTELSAT IS-9 AS SKY’S PRIMARY TRANSMISSION SATELLITE AND IS CURRENTLY EXPECTED TO START SERVICE IN THE FOURTH QUARTER OF 2012.

    ON JUNE 9, 2010, THE MEXICAN COMMUNICATIONS AND TRANSPORTATION MINISTRY (“SECRETARÍA DE COMUNICACIONES Y TRANSPORTES”) GRANTED TO THE CONSORTIUM FORMED BY TELEFÓNICA MÓVILES DE MÉXICO, S.A. DE C.V. (“TELEFÓNICA”), A SUBSIDIARY OF THE COMPANY AND MEGACABLE HOLDINGS, S.A.B. DE C.V. (“MEGACABLE”) A FAVORABLE AWARD IN THE BIDDING PROCESS FOR A 20-YEAR CONTRACT FOR THE LEASE OF A PAIR OF DARK FIBER WIRES HELD BY THE MEXICAN FEDERAL ELECTRICITY COMMISSION (“COMISIÓN FEDERAL DE ELECTRICIDAD”) OR “CFE”. THE CONSORTIUM, GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD, S.A.P.I. DE C.V., OR “GTAC”, IN WHICH EACH OF TELEFÓNICA, A SUBSIDIARY OF THE COMPANY AND MEGACABLE HAVE AN EQUAL EQUITY PARTICIPATION, WILL BE GRANTED A CONTRACT TO LEASE 19,457 KILOMETERS OF DARK FIBER-OPTIC CAPACITY FROM THE CFE, ALONG WITH THE CORRESPONDING CONCESSION TO OPERATE A PUBLIC TELECOMMUNICATIONS NETWORK. AS CONSIDERATION FOR THE CONTRACT, GTAC WILL PAY PS.883,800. GTAC PLANS TO HAVE THE NETWORK READY TO OFFER COMMERCIAL SERVICES IN APPROXIMATELY 18 MONTHS.

------------

   DECLARATION OF THE REGISTRANT´S OFFICERS RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION.  WE ALSO DECLARE THAT WE ARE NOT AWARE  OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR IS UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ EMILIO AZCÁRRAGA JEAN		/s/ SALVI FOLCH VIADERO
EMILIO AZCÁRRAGA JEAN		SALVI FOLCH VIADERO
PRESIDENT AND CHIEF EXECUTIVE		CHIEF FINANCIAL OFFICER
OFFICER

/s/ JOAQUIN BALCÁRCEL SANTA CRUZ
JOAQUIN BALCÁRCEL SANTA CRUZ
VICE PRESIDENT - LEGAL AND
GENERAL COUNSEL

MÉXICO, D.F., JULY 12, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 15, 2010	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President